FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of April 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: April 15, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

GEMPLUS INTERNATIONAL S.A. Société Anonyme Aerogolf Center 1, Hohenhof L-2633 Senningerberg R.C. Luxembourg B 73 145 (the “Company”)

Luxembourg, 9th April 2003
Registered letter

CONVENING NOTICE FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND THE
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF 29th APRIL 2003

Dear Shareholders,

You are hereby convened to the

I.   Annual General Meeting of Shareholders
of the Company

     which, in accordance with the articles of incorporation of the Company, will take place on:

Tuesday, 29th April 2003 at 11.00 A.M.
at the Hotel Royal
12, Boulevard Royal, L — 2449 Luxembourg

The agenda of the annual general meeting is as follows:

(1)	to hear the reports of the Board of Directors;

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended 31st December 2002;

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended 31st December 2002;

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended 31st December 2002 in their consolidated and unconsolidated form;

(5)	to allocate the results of the Company for the year ended 31st December 2002 by allocation of the annual losses to the carry forward account;

(6)	to grant discharge to all directors of the Company who have been in office during the year ended 31st December 2002 in respect of the proper performance of their duties for the year ended 31st December 2002, without prejudice to the Company’s rights and claims against any such director in relation to matters currently in litigation between the Company and any such director(s);

(7)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a price being no less than € 0.01 and no more than € 20.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before 28th October 2004;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means (including the use of derivatives and the acquisition of blocks of shares) in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

(ii)	to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

(iii)	to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means to the allocation of shares of the Company;

(iv)	to proceed to purchases and sales according to market conditions; and

(v)	to regulate the share price by systematic intervention against the trend.

Shares redeemed may only be cancelled as set out under (i) above with the prior authorisation of a general meeting of shareholders held following the date hereof.

(c)	The maximum number of shares which may be acquired pursuant to this authorisation is 60,353,740 shares representing as of the date hereof 10 % of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its

2

portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10% of the subscribed capital);

(8)	to approve the principles of the compensation of board members;

(9)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next annual general meeting deciding on the 2003 accounts;

(10)	miscellaneous.

and the

II.   Extraordinary General Meeting of Shareholders
of the Company

which also will take place on
Tuesday 29th April 2003
at the Hotel Royal
12, Boulevard Royal, L — 2449 Luxembourg
following the Annual General Meeting

The agenda of the extraordinary general meeting is as follows:

(1)	to extend the duration until 31st May 2006 of the authorisation to grant stock options within the existing authorised share capital to the beneficiaries of the Gemplus stock options plan(s) the principles of which had been approved by the general meetings of shareholders of 21st June 2000 and 10th November 2000;

(2)	to amend Article 9 of the Company’s Articles of Incorporation to eliminate cumulative voting for the election of directors by deleting paragraphs 3 to 7 thereof, thereby reverting to the simple majority rules for election of directors under applicable Luxembourg law.

Please find enclosed the consolidated and unconsolidated balance sheets and profit and loss accounts of the Company for the year ended 31st December 2002 together with the reports of the auditors.

Full details are available at the registered office or on the Company’s site: http://investor.gemplus.com/

Participation at the meetings and the right to vote is restricted to shareholders. Shareholders must, therefore, be able to prove that they are shareholders as of the date of the meetings in order to attend.

If the shareholder’s shares are registered in the register of shareholders

3

Each shareholder inscribed in the shareholder register (or his or her legal representative) will be able to attend the meetings or to be represented at such meetings.

If the shareholder’s shares are held through a clearing system

Shareholders who hold their shares through a clearing system need to contact their bank or stockbroker in order to receive a certificate — either from their bank or stockbroker or from the French correspondent of their bank or stockbroker — confirming the identity of the shareholder, shareholder status, number of shares held and the blocking of such shares until after the meetings.

The certificate must further state that the relevant shares are held through Euroclear France. Shareholders should then deliver such certificate to the CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France, Telephone number : + 33 3 26 09 86 26, Fax number : + 33 3 26 09 89 97 by 5 p.m. Luxembourg time on Friday 25th April 2003 in order to have an admission card which the CCF will make available for such shareholders at the meetings. Alternatively such shareholders can instruct their bank or stockbroker to have their shares transferred out of Euroclear France and be inscribed in the shareholder register in their personnel name.

Shareholders (whether registered in the register of shareholders or holding their shares through a clearing system) may also vote by proxy. A Proxy form is enclosed. In the event a shareholder wishes to vote by proxy he or she has to complete and sign the enclosed proxy form and return it (in the case the shares are held through a clearing system, together with the certificate referred to above) by fax to (+ 33 3 26 09 89 97) and by mail to Gemplus International S.A. c/o CCF, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman — B.P. 2704, 51051 REIMS CEDEX France). In order to be included in the votes, the proxy (and as the case may be, the certificate) should be received by 5 p.m. Luxembourg time on Friday 25th April 2003. The proxy will only be valid if it includes the shareholder’s or his or her legal representative’s first name, surname, number of shares held and official address, and signature. Shareholders should note that the CCF may not be named as proxyholder.

The annual general meeting can be validly held whatever the number of shares present or represented at such meeting and resolutions shall be validly adopted at such annual general meeting if approved by a simple majority of the shares present or represented.

The extraordinary general meeting can be validly held if at least 50% of the shares issued and outstanding are present or represented. Resolutions at the extraordinary general meeting will be validly adopted at such extraordinary general meeting if approved by a two-thirds majority of the shares present or represented. If the quorum referred to above is not reached the extraordinary general meeting will be reconvened for a date at least one month later and no quorum will be required at such reconvened meeting for a valid deliberation.

Sincerely yours, Gemplus International S.A. The Board of Directors

4

GEMPLUS INTERNATIONAL S.A. Société Anonyme Aerogolf Center 1, Hohenhof L-2633 Senningerberg R.C. Luxembourg B 73 145 (the “Company”)

PROXY
for the
ANNUAL GENERAL MEETING
and the
EXTRAORDINARY GENERAL MEETING

OF GEMPLUS INTERNATIONAL S.A.

held on 29th April 2003 or at any adjournment thereof

I, THE UNDERSIGNED
________________________________________________________________________________________________________
Domiciled _______________________________________________________________________________________________
a shareholder of _______________________________________ shares in GEMPLUS INTERNATIONAL S.A. (the “Company”)

[Please choose either option (1) or option (2) and only complete one of the two options. In the event both options are completed, only option (2) will be taken into account].

☐   Option (1) — PROXY WITHOUT VOTING INSTRUCTIONS

hereby appoint, instruct and authorise and give an irrevocable power to:

M/Mrs (name, first name)	______________________________________________________________
(address)	______________________________________________________________
______________________________________________________________

to represent the undersigned at (i) the above Annual General Meeting of Shareholders and (ii) the above Extraordinary General Meeting of Shareholders of the Company, each to be held on 29th April 2003 (or any reconvened meeting(s) thereof) and to participate in the undersigned’s behalf in all deliberations and votes, approve, disapprove, or abstain on, any proposal (i) relating to the agenda of the annual general meeting set out below, any amendment thereto and any new resolution, and (ii) relating to the agenda of the extraordinary general meeting set out below, any amendment thereto and any new resolution.

AGENDA
of the Annual General Meeting of Shareholders

(1)	to hear the reports of the Board of Directors;

(Note: no vote is required on this agenda item)

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended 31st December 2002;

(Note: no vote is required on this agenda item)

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended 31st December 2002;

(Note: no vote is required on this agenda item)

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended 31st December 2002 in their consolidated and unconsolidated form;

(5)	to allocate the results of the Company for the year ended 31st December 2002 by allocation of the annual losses to the carry forward account;

(6)	to grant discharge to all directors of the Company who have been in office during the year ended 31st December 2002 in respect of the proper performance of their duties for the year ended 31st December 2002, without prejudice to the Company’s rights and claims against any such director in relation to matters currently in litigation between the Company and any such director(s);

(7)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a price being no less than € 0.01 and no more than € 20.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before 28th October 2004;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means (including the use of derivatives and the acquisition of blocks of shares) in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

(ii)	to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

(iii)	to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means to the allocation of shares of the Company;

(iv)	to proceed to purchases and sales according to market conditions; and

(v)	to regulate the share price by systematic intervention against the trend.

Shares redeemed may only be cancelled as set out under (i) above with the prior authorisation of a general meeting of shareholders held following the date hereof.

(c)	The maximum number of shares which may be acquired pursuant to this authorisation is 60,353,740 shares representing as of the date hereof 10% of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10 % of the subscribed capital);

(8)	to approve the principles of the compensation of board members;

(9)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next annual general meeting deciding on the 2003 accounts;

(10)	miscellaneous.

and

AGENDA
of the Extraordinary General Meeting of Shareholders

(1)	to extend the duration until 31st May 2006 of the authorisation to grant stock options within the existing authorised share capital to the beneficiaries of the Gemplus stock options plan(s) the principles of which had been approved by the general meetings of shareholders of 21st June 2000 and 10th November 2000;

3

(2)	to amend the Article 9 of the Company’s Articles of Incorporation to eliminate cumulative voting for the election of directors by deleting paragraphs 3 to 7 thereof, thereby reverting to the simple majority rules for election of directors under applicable Luxembourg law.

In general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

Given on ______________________________ 2003

Signed:	_____________________________________________

Individual shareholder:
Name:	_____________________________________________

Corporate or entity shareholder:
Name:	_____________________________________________

For and on behalf of the above shareholder by:

Name of signatory(ies): _________________________________

____________________________________________________

Title of signatory(ies): __________________________________

____________________________________________________

Note: The information contained in the proxy will be registered in a data bank. They are subject to the Luxembourg law of 2nd August 2002 on the protection of individuals with regard to the processing of personal data and to the French law L.78-17 of 6th January 1978 as amended.

☐  Option (2) — PROXY WITH VOTING INSTRUCTIONS

hereby appoint, instruct and authorise and give an irrevocable power to:

M/Mrs (name, first name)	______________________________________________________________
(address)	______________________________________________________________
______________________________________________________________

(failing whom the Chairman of the Company or the Chief Executive Officer of the Company, or the Chairman of the Annual General Meeting and/or the Extraordinary General Meeting of Shareholders of the Company , each acting alone and with full power of substitution)

4

to represent the undersigned at, and to attend, (i) the above Annual General Meeting of Shareholders and (ii) the above Extraordinary General Meeting of Shareholders of the Company, each to be held on 29th April 2003 (or any reconvened meeting(s) thereof) and vote on the undersigned’s behalf on the agendas set out below. IN CASE NO INDICATION IS GIVEN IN THE BOXES PROVIDED BELOW, YOU MAY DEEM THE VOTES TO BE EXPRESSED “FOR”.

AGENDA
of the Annual General Meeting of Shareholders

(1)	to hear the reports of the Board of Directors;

(Note: no vote is required on this agenda item)

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended 31st December 2002;

(Note: no vote is required on this agenda item)

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended 31st December 2002;

(Note: no vote is required on this agenda item)

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended 31st December 2002 in their consolidated and unconsolidated form;

☐	For
☐	Against
☐	Abstention

(5)	to allocate the results of the Company for the year ended 31st December 2002 by allocation of the annual losses to the carry forward account;

☐	For
☐	Against
☐	Abstention

5

(6)	to grant discharge to all directors of the Company who have been in office during the year ended 31st December 2002 in respect of the proper performance of their duties for the year ended 31st December 2002, without prejudice to the Company’s rights and claims against any such director in relation to matters currently in litigation between the Company and any such director(s);

☐	For
☐	Against
☐	Abstention

(7)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a price being no less than € 0.01 and no more than € 20.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before 28th October 2004;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means (including the use of derivatives and the acquisition of blocks of shares) in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

(ii)	to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

(iii)	to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means to the allocation of shares of the Company;

(iv)	to proceed to purchases and sales according to market conditions; and

(v)	to regulate the share price by systematic intervention against the trend.

Shares redeemed may only be cancelled as set out under (i) above with the prior authorisation of a general meeting of shareholders held following the date hereof.

(c)	The maximum number of shares which may be acquired pursuant to this authorisation is 60,353,740 shares representing as of the date hereof 10 % of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10 % of the subscribed capital);

6

☐	For
☐	Against
☐	Abstention

(8)	to approve the principles of the compensation of board members;

☐	For
☐	Against
☐	Abstention

(9)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next annual general meeting deciding on the 2003 accounts;

☐	For
☐	Against
☐	Abstention

(10)	miscellaneous.

☐	For
☐	Against
☐	Abstention

AGENDA
of the Extraordinary General Meeting of Shareholders

(1)	to extend the duration until 31st May 2006 of the authorisation to grant stock options within the existing authorised share capital to the beneficiaries of the Gemplus stock options plan(s) the principles of which had been approved by the general meetings of shareholders of 21st June 2000 and 10th November 2000;

☐	For
☐	Against
☐	Abstention

(2)	to amend the Article 9 of the Company’s Articles of Incorporation to eliminate cumulative voting for the election of directors by deleting paragraphs 3 to 7 thereof, thereby reverting to the simple majority rules for election of directors under applicable Luxembourg law.

☐	For
☐	Against
☐	Abstention

7

In general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

Important:

If amendments or new resolutions were to be presented, the undersigned will abstain UNLESS the undersigned has checked the box below :

☐	By checking this box the undersigned gives power to the proxyholder indicated above to vote in the undersigned’s name as the proxyholder deems fit on amendments and new resolutions.

Given on ______________________________ 2003

Signed:	_____________________________________________

Individual shareholder:
Name:	_____________________________________________

Corporate or entity shareholder:
Name:	_____________________________________________

For and on behalf of the above shareholder by:

Name of signatory(ies): _________________________________

____________________________________________________

Title of signatory(ies): __________________________________

____________________________________________________

8

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of the Gemplus Board of Directors.

☐  Please Mark Here for Address Change or Comments SEE REVERSE SIDE

AGENDA ITEMS FOR THE ANNUAL GENERAL MEETING

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Agenda Item 4.	☐	☐	☐	Agenda Item 7.	☐	☐	☐

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Agenda Item 5.	☐	☐	☐	Agenda Item 8.	☐	☐	☐

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Agenda Item 6.	☐	☐	☐	Agenda Item 9.	☐	☐	☐

					FOR	AGAINST	ABSTAIN
				Agenda Item 10.	☐	☐	☐

AGENDA ITEMS FOR THE EXTRAORDINARY GENERAL MEETING
(SEE REVERSE SIDE FOR AGENDA ITEMS)

	FOR	AGAINST	ABSTAIN
Agenda Item 1.	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Agenda Item 2.	☐	☐	☐

Given on ______________________________ 2003

Signed:	_____________________________________________

Individual shareholder:
Name:	_____________________________________________

Corporate or entity shareholder:
Name:	_____________________________________________

For and on behalf of the above shareholder by:

Name of signatory(ies): _________________________________

____________________________________________________

Title of signatory(ies): __________________________________

____________________________________________________

I.	ANNUAL GENERAL MEETING

(1)	to hear the reports of the Board of Directors; (Note: no vote is required on this agenda item)

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended 31st December 2002; (Note: no vote is required on this agenda item)

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended 31st December 2002; (Note: no vote is required on this agenda item)

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statements of profit and loss) of the Company for the year ended 31st December 2002 in their consolidated and unconsolidated form;

(5)	to allocate the results of the Company for the year ended 31st December 2002 by allocation of the annual losses to the carry forward account;

(6)	to grant discharge to all directors of the Company who have been in office during the year ended 31st December 2002 in respect of the proper performance of their duties for the year ended 31st December 2002, without prejudice to the Company’s rights and claims against any such director in relation to matters currently in litigation between the Company and any such director(s);

(7)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a price being no less than Euro 0.01 and no more than Euro 20.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before 28th October 2004;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means (including the use of derivatives and the acquisition of blocks of shares) in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

(ii)	to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

(iii)	to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means to the allocation of shares of the Company;

(iv)	to proceed to purchases and sales according to market conditions; and

(v)	to regulate the share price by systematic intervention against the trend.

Shares redeemed may only be cancelled as set out under (i) above with the prior authorisation of a general meeting of shareholders held following the date hereof.

(c)	The maximum number of shares which may be acquired pursuant to this authorisation is 60,353,740 shares representing as of the date hereof 10 % of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10 % of the subscribed capital);

(8)	to approve the principles of the compensation of board members;

(9)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next annual general meeting deciding on the 2003 accounts;

(10)	miscellaneous.

SEE REVERSE SIDE FOR EXTRAORDINARY GENERAL MEETING AGENDA ITEMS

GEMPLUS INTERNATIONAL S.A.

Issues presented for consideration at the Annual General Meeting and Extraordinary General Meeting of Shareholders

April 29, 2003

Address Change/Comments (Mark the corresponding box on the reverse side)

Δ  FOLD AND DETACH HERE  Δ

II.	EXTRAORDINARY GENERAL MEETING

(1)	to extend the duration until 31st May 2006 of the authorisation to grant stock options within the existing authorised share capital to the beneficiaries of the Gemplus stock options plan(s) the principles of which had been approved by the general meetings of shareholders of 21st June 2000 and 10th November 2000;

(2)	to amend the Article 9 of the Company’s Articles of Incorporation to eliminate cumulative voting for the election of directors by deleting paragraphs 3 to 7 thereof, thereby reverting to the simple majority rules for election of directors under applicable Luxembourg law.

In general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

PLEASE PROVIDE YOUR VOTING INSTRUCTIONS ON REVERSE SIDE

Gemplus International S. A. Statutory financial statements for the year ended December 31, 2002

Aerogolf Center
1, Hohenhof
L-2633 Senningerberg
RC: Luxembourg B 73 145

Independent Auditor’s report	PricewaterhouseCoopers Société à responsabilité limitée Réviseur d’entreprises 400, route d’Esch B.P. 1443 L-1014 Luxembourg Téléphone +352 494848-1 Facsimile +352 494848-2900

To the Shareholders,

We have audited the annual accounts of Gemplus International S.A. for the year ended December 31, 2002 on pages 3 to 14. These annual accounts are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Gemplus International S.A. as of December 31, 2002 and of the results of its operations for the year then ended.

PricewaterhouseCoopers S.à r.l. Réviseur d’entreprises Represented by	Luxembourg, March 11, 2003

Philippe Duren

Gemplus International S. A.
Balance sheet as of December 31, 2002

(in thousands of euros)
Assets	Notes	December 31, 2002	December 31, 2001

Intangible assets	2, 5	4,196	3,568
Tangible assets	2	179	225
Financial assets
shares in affiliated undertakings	2, 6	1,327,735	1,687,972
advance to suppliers — long-term portion	7	14,461	17,020

Fixed assets		1,346,571	1,708,785
Debtors
accounts receivable	8	36,618	91,623
advance to suppliers — short-term portion	7	9,642	22,865
amounts owed by affiliated undertakings	8	326,081	340,920
other debtors	8	8,917	894
Treasury shares	4	1,073	14,939
Short-term deposits		47,943	16,601
Cash and cash equivalents		7,422	15,006

Current assets		437,696	502,848
Prepayments and accrued income	7	2,901	1,077

Total assets		1,787,168	2,212,710

Liabilities and shareholders' equity	Notes	December 31, 2002	December 31, 2001

Share capital		127,644	127,056
Additional paid-in capital		1,668,010	1,661,620
Reserve for treasury shares held		1,073	14,939
Result brought forward		(17,562)	(7,174)
Net loss for the year		(380,821)	(10,388)

Shareholders’ equity	3	1,398,344	1,786,053
Provision for liabilities and charges		1,211	151
Trade accounts payable	8	25,199	45,005
Tax and social liabilities	8	1,616	485
Amounts owed to affiliated undertakings	8	352,498	364,414
Other liabilities	8	8,300	16,602

Creditors		387,613	426,506

Total liabilities and shareholders’ equity		1,787,168	2,212,710

The accompanying notes form an integral part of these financial statements

Gemplus International S. A.
Income statement as of December 31, 2002

(in thousands of euros)
	Notes	December 31, 2002	December 31, 2001

Operating income
income from the recharge of services	2	52,793	93,195
including amounts attributable to affiliated undertakings		52,793	93,195
Operating charges
staff costs	16
wages, salaries and other employee benefit costs		(171)	(170)
social security costs		(22)	(20)
other operating charges	9	(54,573)	(90,560)

Operating result		(1,973)	2,445
Interest receivable and similar income		3,425	3,159
including amounts attributable to affiliated undertakings		2,245	1,760
Value adjustment on current assets and financial assets		(384,218)	(2,913)
Other financial charges		(142,061)	(50,624)
Other financial income		148,293	50,018

Net financial result	10	(374,561)	(360)

Net income		(376,534)	2,085
Exceptional income		—	358
Exceptional expenses		(3,065)	(12,351)

Exceptional result	11	(3,065)	(11,993)
Result before tax		(379,599)	(9,908)
Income tax		(1,222)	(480)

Net loss for the year		(380,821)	(10,388)

The accompanying notes form an integral part of these financial statements

Gemplus International S. A.
Notes to the statutory financial statements

Notes to the annual accounts as at December 31, 2002

Note 1 — General

Gemplus International S.A. (“the Company”) was incorporated as a “société anonyme” in the Grand Duchy of Luxembourg on December 6, 1999.

The object of the Company is:

–	to manufacture and trade in all types of electrical, electronic, or mechanical goods or equipment and in software and software services;

–	to purchase, manufacture and sell all products, components and materials which may be used in the context of the above-mentioned activities;

–	to provide all services and act as general contractor for all projects relating to or in connection with the above-mentioned activities; and

–	to perform research and scientific and technical studies on, to apply for, acquire, develop and license, all patents, licenses, inventions, processes, brands, and models that may have a connection with the Company’s purpose.

The Company may also carry out all transactions pertaining directly or indirectly to the acquiring of participating interests in any enterprises in whatever form and the administration, management, control and development of those participating interests.

The Company is formed for an unlimited duration. It is registered with the Luxembourg Registration Office under the number B 73145.

In conformity with the law of July 11, 1988 applicable to Commercial Companies, the Company prepares consolidated financial statements. These consolidated financial statements are available at the Company’s registered office.

Note 2 — Accounting principles

The balance sheet information for 2001 has been restated in respect of intra-group payables and receivables. This has led to a reclassification increasing by € 324,125 thousand “amounts owed to affiliated undertakings” and “amounts owed by affiliated undertakings”.

2.1   Valuation rules

The accounts are drawn up in accordance with the general valuation principles described in the Luxembourg Company Law.

2.2   Fixed assets

•	Intangible assets are stated at cost less accumulated amortisation.

•	Development costs:

The Company develops smart card technology as part of the new generation of the group’s products. The development costs identified are recorded in assets and will be amortized over a period of 5 years starting on the date that they are implemented.

Gemplus International S. A.
Notes to the statutory financial statements

2.2   Fixed assets (cont.)

•	Tangible assets are carried at cost. They correspond to fixtures and fittings, which are depreciated over a period of 5 to 10 years, using the straight-line method.

•	Financial assets are recorded at acquisition cost in the balance sheet. A value adjustment is made when there is a permanent diminution in their value.

At each balance sheet date, the Company assesses whether events or changes in circumstances would indicate that the carrying amount of long-lived assets such as investments has been impaired.

2.3   Current debtors

Current debtors are valued at their nominal value. When the estimated value at year-end is lower than the nominal value, a value adjustment is recorded.

2.4   Treasury shares

From time to time the Company, with the approval of the Board of Directors, repurchases a portion of its outstanding ordinary shares. Shares repurchased by the Company could be used to fulfill its obligations under the stock option plans or are intended for cancellation. Treasury shares are presented at cost in current assets and a corresponding undistributable reserve has been recorded within the shareholders’ equity.

2.5   Short-term deposits

Short-term deposits have an original or remaining maturity of three months or less.

2.6   Foreign currency translation

The Company maintains its accounts in euro and both the balance sheet and profit and loss account are expressed in this currency.

Transactions in foreign currencies are recorded at the rate of exchange ruling on the transaction date. With the exception of fixed assets, all assets and liabilities denominated in foreign currencies are converted at the rate of exchange ruling at the balance sheet date. Related realised gains and losses as well as unrealised gains and losses are recognised in the profit and loss account.

2.7   Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, including most notably exposures to USD and GBP. The policy of the Company is to hedge its foreign currency exposure on its assets, liabilities and transactions denominated in currencies other than the euro, which mainly relate to transactions with subsidiaries of the Company. Gains and losses on foreign exchange hedging contracts and resulting from the conversion of assets and liabilities into euros, are recorded in exchange gains or losses in net income.

Gemplus International S. A.
Notes to the statutory financial statements

2.8   Operating income

Gemplus International S.A. and certain subsidiaries can perform services on behalf of the Group. These types of services are mainly provided by Gemplus International S.A. and the subsidiaries in France, the United States, the United Kingdom and Switzerland. All corporate related costs performed by the subsidiaries are invoiced to Gemplus International S.A. with a margin of 5% covering their unallocated general and administrative costs.

Gemplus International S.A. then reinvoices all the operating subsidiaries worldwide on the basis of allocation keys such as revenue generated. However, certain costs which specifically relate to the holding company’s activity, such as exchange gain and loss, interest income and expense, termination benefits of Group executives, internal audit costs, investors relations and certain legal costs remain as expenses for Gemplus International S.A.

Following the Initial Public Offering in December 2000, these costs started to represent significant amounts. A systematic identification of corporate costs is now carried out on a regular basis within the Group.

Note 3 — Shareholders’ equity

Shareholders’ equity during fiscal year ended December 31, 2002 is as follows:

					Reserve for	Results
		Number of	Share	Paid-in	treasury	brought	Net
(in thousands of euros)	Date	shares	capital	capital	shares held	forward	income	Total

Shareholders’ equity as at December 31, 2001		635,282,297	127,056	1,661,620	14,939	(7,174)	(10,388)	1,786,053

Allocation of prior year earnings						(10,388)	10,388	—
Net loss							(380,821)	(380,821)
Contribution of Gemplus S.A. shares	April 16, 2002	661,300	132	1,683				1,815
Issuance of shares pursuant to share options exercised	April 16, 2002	398,350	80	586				666
Contribution of Gemplus S.A. shares	July 30, 2002	1,098,250	222	2,792				3,014
Contribution of Gemplus S.A. shares	Nov. 15, 2002	765,600	154	1,946				2,100
Cancellation of treasury shares		(4,634,859)			(14,483)			(14,483)
Purchase of 656,024 treasury shares				(617)	617			—

Shareholders’ equity as at December 31, 2002		633,570,938	127,644	1,668,010	1,073	(17,562)	(380,821)	1,398,344

The authorized share capital of the Company is currently four hundred million euro consisting of two billion shares with no legal par value, of which 633,570,938 were issued at year-end.

An agreement still exists with certain employees or former employees of our French subsidiary Gemplus S.A., whereby they can exchange their shares in Gemplus S.A. for shares of Gemplus International S.A. upon request. As at December 31, 2002, the number of shares of Gemplus S.A., which can be contributed under such an agreement, corresponds to the equivalent of 4,288,150 Gemplus International S.A. shares.

Share option plans

During the year, 398,350 share options were exercised by employees in accordance with the relevant share option plans (see Note 12).

Gemplus International S. A.
Notes to the statutory financial statements

Warrants

In July 2000, in connection with the hiring of its former CEO, Mr. Perez, the Company entered into a warrant agreement with an executive search firm. Under this agreement, the Company granted the right to purchase 2,561,973 ordinary shares at a purchase price of € 2.3375 per share, resulting in an underlying per share value of € 3.51. The warrants are exercisable at any time for seven years after the grant date. As at December 31, 2002, no warrant had been exercised.

Note 4 — Treasury shares

In 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001. During the same period, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of € 3.17 per share.

At the Extraordinary General Meeting of shareholders’ held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company’s stock repurchase program, as well as the cancellation of the 30,743,679 shares held by an indirect subsidiary at the time such shares may be transferred to the Company. The 4,634,859 shares were cancelled without reduction of the issued share capital of the Company, but with a consequential increase of the accounting par of the shares in issue.

During the third quarter of 2002, the Company purchased 656,024 shares of its outstanding common stock from two formers Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement. As at December 31, 2002, the Company held 802,072 shares of its outstanding common stock for an amount of € 1,073 thousand. The 30,743,679 shares held by the Company’s indirect subsidiary were distributed to the Company and cancelled on March 10, 2003.

Treasury shares activity for the years ended December 31, 2002 and 2001 is as follows:

Number of
treasury
shares

Purchase of shares pursuant to the Company’s share repurchase program	4,900,534
Sale of treasury shares	(119,627)

As at December 31, 2001	4,780,907

Cancellation of treasury shares	(4,634,859)
Purchase of treasury shares pursuant to the 2000 Celocom Limited share purchase agreement	656,024

As at December 31, 2002	802,072

Note 5 — Intangible assets

Intangible assets mainly relate to the development costs of certain new smart card technologies for € 4,180 thousand. Due to the fact that this technology has not yet been implemented, no amortization has been recognized in 2002.

Note 6 — Shares in affiliated undertakings

Gemplus International S. A.
Notes to the statutory financial statements

Movements of the year are as follows:

	Acquisition	Valuation	Carrying
(in thousands euros)	cost	allowance	value

December 31, 2001	1,687,972	—	1,687,972
Increase	13,211	(373,448)
Decrease	—	—
December 31, 2002	1,701,183	(373,448)	1,327,735

The acquisitions in 2002 relate to the exchange of employees shares in Gemplus S.A. for shares of Gemplus International S.A. (see Note 3) and the acquisition in other investments, mainly in a subsidiary incorporated in People’s Republic of China.

	(in thousands euros)
					Percentage of
	Acquisition	Valuation	Carrying	Country of	ownership as at
Subsidiary	cost	allowance	value	incorporation	December 31, 2002

GEMPLUS FINANCE S.A.	727,895	—	727,895	Luxembourg	100%
GEMPLUS S.A.	845,421	(280,000)	565,421	Gémenos - France	97%
GEMVENTURES S.A.	9,995	(9,995)	—	Zaventem - Belgium	99%
GEMPLUS Management et Trading S.A.	656	—	656	Geneva - Switzerland	100%
CELOCOM	57,077	(32,000)	25,077	Dublin - Irland	100%
SLP	51,213	(51,213)	—	Nanterre - France	100%
Other investments	8,926	(240)	8,686

Shares in affiliated undertakings	1,701,183	(373,448)	1,327,735

The Company has estimated the fair value of its majority shareholdings using several methods: (i) net present value of future cash flows estimated on a conservative basis (ii) contribution of the related investments to the consolidated shareholder’s equity, (iii) market capitalization of the Company. Management also took into account the significant loss of 2002, reflecting mainly restructuring expenses and other non-recurring items. On this basis, a provision of € 280 million has been accounted for on Gemplus SA shareholdings, this subsidiary owning all the significant operating entities of the group.

The Company and GemVentures, its wholly-owned subsidiary, have minority shareholdings in various nonpublic start-up companies. These shareholdings are recorded at their acquisition price. The acquisition price includes charges and expenses in connection with the acquisition. An allowance is recorded when there is reason to believe that an impairment in value has occurred, i. e. that the business model is questioned and that the business plan has not been met. The Company has booked a valuation allowance of € 9,995 thousand on GemVentures shareholdings and of € 821 thousand on the Company’s current account with GemVentures to reflect its contribution to the consolidated shareholders’ equity.

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of € 25,151 thousand. Out of these € 25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of € 838 thousand was allocated to share capital, as the corresponding shares were issued. As at December 31, 2002, the Company booked a valuation allowance of € 32,000 thousand against the value of the value of its investment in Celocom Limited, based on the contribution of Celocom Limited to the Company’s consolidated shareholders’ equity.

Gemplus International S. A.
Notes to the statutory financial statements

Note 6 — Shares in affiliated undertakings (cont.)

As part of the purchase price related to the acquisition of SLP InfoWare SA in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of € 2,177 thousand. Out of these € 2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of € 73 thousand was allocated to share capital, as the corresponding shares were issued. As at December 31, 2002, the Company booked a valuation allowance for the total value of its investment in SLP InfoWare SA (€ 51,213 thousand), due to significantly declining sales of SLP software, and the Company’s decision either to sell or to cease SLP operations. An additional valuation allowance was booked against the Company’s current account with SLP for € 8,700 thousand, together with a provision for charges of € 900 thousand, in order to reflect SLP consolidated negative equity as at December 31, 2002.

Under two agreements dated July 6, 2001 and February 5, 2001 the Company lent a total of PLN 50,000 thousand (€ 16,795 thousand) at December 31, 2001 to its Polish subsidiary. These loans bear a rate of interest of WIBOR + 1% and are repayable on December 31, 2002 and July 1, 2002, respectively. On September 30, 2002, an amendment to the loan agreements changed the repayment date to December 31, 2003.

Note 7 — Advance to suppliers and prepayments

During the fourth quarter 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility. The advance facility matures over a period of three years. As at December 31, 2001, no repayment had occurred and the outstanding face value of the advance facility was € 39,885 thousand, of which € 22,865 thousand was recorded under “advance to suppliers” short-term portion and € 17,020 under “advance to suppliers” long-term portion. An amendment to the supply and advance facility agreement was signed in October 2002, pursuant to which loan reimbursement and interests were disconnected from volumes of purchases. Repayment was rescheduled and spread until December 2004. In 2002, repayments occurred in the amount of € 9,892 thousand. As at December 31, 2002, the outstanding balance of the advance facility was € 24,103 thousand, of which € 9,642 thousand were recorded under “advance to supplier” short-term portion, and € 14,461 thousand under “advance to supplier” long-term portion.

Prepayments mainly relate to insurance premiums and professional services.

Gemplus International S. A.
Notes to the statutory financial statements

Note 8 — Maturities of assets and liabilities

Maturities of assets and liabilities are detailed as follows:

(in thousands of euros)
	Gross	Less than	More than
Assets	value	1 year	1 year

Accounts receivable (group)	36,618	36,618	—
Advance to suppliers	24,103	9,642	14,461
Intercompany loan	16,795	16,795	—
Group current accounts	309,286	309,286	—
Accrued hedging gain	5,561	5,561	—
Other assets	3,356	3,356	—

Total assets	395,719	381,258	14,461

(in thousands of euros)
	Gross	Less than	More than
Liabilities	value	1 year	1 year

Trade accounts payable (group)	18,914	18,914	—
Trade accounts payable (other)	6,285	6,285	—
Tax and social liabilities	1,616	1,616	—
Intra-group payables	352,498	352,498	—
Bank overdraft	3	3	—
Other liabilities (see below)	8,297	8,297	—

Total liabilities	387,613	387,613	—

On December 19, 2001, Mr. Antonio Perez resigned from his position as President and Chief Executive Officer of the Company. As part of his severance agreement, Mr. Perez was entitled to receive a severance payment, that was recorded in the Company’s 2001 net income in the amount of € 1,161 thousand.

On December 19, 2001, the Company’s Board of Directors accepted the cessation of Dr. Marc Lassus as its Chairman. In accordance with an agreement signed with Dr. Lassus in 2000, the replacement of Dr. Lassus as Chairman of the Board required the Company to make a severance payment to Dr. Lassus in the amount of € 11,190 thousand recorded in the Company’s 2001 net income.

As at December 31, 2002, the outstanding liability amounted to € 7,694 thousand.

Note 9 — Other operating charges

Other operating charges mainly relate to corporate activities such as general management, business unit management, finance, information systems, treasury, and legal.

(in thousands of euros)
December 31,	2002	2001

General expenses	43,815	76,045
Fees	10,378	14,296
Director’s fees	191	219
Others	189	—

Other operating charges	54,573	90,560

Gemplus International S. A.
Notes to the statutory financial statements

Note 10 — Net financial result

Net financial result is as follows:

(in thousands of euros)
December 31,	2002	2001

Exchange gains	(141,822)	(50,105)
Exchange losses	148,293	50,007
Other financial expenses	(239)	(519)
Value adjustment on current assets	—	(2,913)
Value adjustment on shareholdings	(384,218)	—
Interest received from subsidiaries	2,245	1,760
Interest received on short-term deposits	1,180	1,399
Other financial income	—	11

Net financial result	(374,561)	(360)

Note 11 — Exceptional result

(in thousands of euros)
December 31,	2002	2001

Other exceptional income	—	107
Reversal of exceptional provision	—	251
Management severance expenses (see Note 7)	—	(12,351)
Restructuring expenses	(3,065)	—

Exceptional result	(3,065)	(11,993)

The Company announced two restructuring and rationalization programs in 2002, on February 6 and on December 9. The Company recorded a total restructuring charge of € 3,065 thousand, in connection with these programs.

Note 12 — Share option plans

The Company may grant, under various employee share option plans (the “Plans”), options to purchase or subscribe for shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the shares at the date of grant. The options must be exercised within seven to ten years of the date of grant and typically vest equally over a period of three to four years. The total number of options granted in all Plans is 50,660,969 options, of which 10,690,561 are exercisable at present at prices ranging from € 0.83 to € 7.96.

As part of the agreement with certain employees and former employees of Gemplus SA as described in Note 3, stock options granted at the level of Gemplus S.A. can ultimately be converted into 25,356,850 shares of Gemplus International S.A. for an exercise price ranging between € 0.83 and € 3.51.

12

Gemplus International S. A.
Notes to the statutory financial statements

On April 17, 2002, the Company’s Board of Directors voted to approve a plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of € 4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of € 1.13 corresponding to the market price of the Company’s shares on the date of the grant.

Note 13 — Related party transactions

During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr. Mackintosh, also served on the Company’s Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 31, 2002 and resigned as Chief Executive Officer of the service company effective on December 19, 2001. He remains a member of its board of directors and our board of directors. This service company was appointed to provide an independent review of the Group’s management, information, organization and business systems, as well as identification and recommendation of improvements. In 2002, the Company continued to use the services of this company and the total cost recorded in its statement of income in 2002 for this arrangement amounted to € 1,737 thousand.

During 2002, the Company paid an amount of USD 2,000 thousand in connection with the cessation of its former Chairman of the Boards of Directors, Dr. Lassus, on January 10, 2002.

In addition, other related party transactions involving certain subsidiaries of the Company are disclosed in the Notes to the Consolidated Financial Statements of Gemplus International S.A..

Note 14 — Lease commitments

The Company leases office space under a non-cancelable operating lease. Future minimum annual lease payments under all non-cancelable operating leases as at December 31, 2002 are as follows:

(in thousands of euros)

Year ended December 31:
2003	352
2004	352
2005	352
2006	352
2007	352
Thereafter	704

Total	2,464

13

Gemplus International S. A.
Notes to the statutory financial statements

Note 15 — Foreign currency derivatives contracts

As indicated in Note 2, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business. The derivative instruments are traded “over the counter” with major financial institutions. The Company does not enter into any derivative contracts for any purposes other than hedging.

Outstanding forward contracts described below are at closing rates:

(in thousands of euros)
	Purchase	Sell
December 31, 2002	items	items

Hedging transactions
AED	—	793
CAD	325	2,560
GBP	5,432	6,902
JPY	—	8,059
USD	8,991	192,314

Total forwards	14,748	210,628

Note 16 — Taxation

The Company is subject to the income tax regulations that generally apply to companies incorporated in Luxembourg.

14

GEMPLUS INTERNATIONAL SA

     Contents

Letter from the Chairman of the Board	2
Chief Executive Review	3
Management Discussion and Analysis	5
Consolidated Financial Statements	11
Board of Directors and Management Team	51
Shareholder Information	52

Letter from the Chairman of the Board

Dear Shareholders,

In the name of the Board of Directors of Gemplus International SA, I will start this review of 2002 by expressing our gratitude to Hasso von Falkenhausen, who was the chairman until my appointment at the end of June. A highly regarded professional with significant experience in operating technology companies and growing businesses, Dr. von Falkenhausen has made many valuable contributions to Gemplus since 1993; he chaired the Board through a difficult period and provided solid leadership.

When I was offered to succeed him, I welcomed the opportunity and the challenge to help Gemplus. I was then, and I still am, convinced that the Company has the ability to be soon again a profitable winner in the growing smart card market worldwide.

One of my first tasks is to undertake that the Board of Directors work by high standards of Corporate Governance and enjoy a calm environment for the benefit of all stakeholders. After several all too publicized matters I am confident that this is now the case. Beyond the conflict that opposed him to the Board, I would like to stress the key role that Dr. Marc Lassus played, as co-founder of Gemplus and a true entrepreneur, he established the Company as the world leader in the smart card arena, from its birth to its initial public offering.

With a renewed Board, and with our new Chief Executive Officer, Alex Mandl, whose recognized leadership and broad experience ideally positions him to lead Gemplus forward, the Company should now be back on the path toward profitable growth.

There can be no question that 2002 was a disappointing year: at € 787 million, revenue was down 23% compared to 2001, affected by a high comparison basis in Financial Services and Security and strong pricing pressure in the wireless segment. Net loss was € 321 million, a sharp deterioration mostly due, however, to non-recurring items including restructuring and asset write-downs.

Yet 2002 showed that Gemplus made first steps on the path to transforming itself into a more successful company. The cost cutting initiatives and restructuring plans are bearing fruit: the annualized savings they generated are on track to reach the initial target of € 100 million. Reflecting these efforts, the operating loss before provision for restructuring for the second half of 2002 was some 68% below its level of the first half of 2002 and 80% below its level of the second half of 2001. The cash position remains high at € 417 million, despite the cash outlays related to restructuring.

However, given the continuing price pressure, the performance of 2002 also reflects our need to further reduce costs. This is the first pillar of our three-pronged strategy — cost savings, focused innovation, and customer intimacy — designed by the management team lead by Alex Mandl and supported by the Board. And I believe that it should successfully guide us through challenging times.

As we anticipate 2003 to be transition year, I want to acknowledge the support of our employees, customers, and shareholders. Employees have gone through a most difficult and demanding year. Customers and all our other business partners have demonstrated that they believe in Gemplus’ unmatched assets: cutting edge technology, talented people and sound financial structure. And finally, many shareholders, in spite of frustrating results, recognize the underlying strengths of our Group and believe in it. We are determined to strive to meet their expectations.

Sincerely,

Dominique Vignon
Chairman of the Board of Directors

2

GEMPLUS INTERNATIONAL SA

Chief Executive Review

When I was appointed CEO of the Gemplus group last September, I found a Company that on the one hand was facing some significant challenges. On the other hand, it had significant fundamental strengths, which needed to be focused towards delighting customers and achieving profitable growth. In my comments, I will address both the challenges, as well as strengths, then outline the path going forward.

Starting with the challenges, by far the largest impact has been that the telecom market has experienced an unprecedented downturn during the last two and a half years. Since about two thirds of Gemplus’ business is related to that market, the negative impact on revenue and related margins has been severe. In addition, the shift to a new generation of mobile network technology has been delayed or in some cases terminated, which further impacts the Company negatively.

This market downturn is also compounded by the fact that there exists excess capacity in some markets while new, low cost capacity is entering other markets. An example of this is China. As a result, there has been strong pressure on prices and margins.

There have also been some internal challenges. Most significantly, the Company has experienced a succession of leadership changes, which clearly has had a negative impact on morale, efficiency and overall execution. Although some initiatives were launched in the last two years to begin to address the external challenges, in hindsight these were not sufficient. As a result, the cost structure remains at a level not consistent with the revenue base. The marketing and selling capabilities in parts of the business were less than optimal. The organization was not oriented towards maximizing efficiencies. The regional organizations needed to be more empowered to take better advantage of market opportunities and respond more quickly to customer needs.

On the other hand, the Company enjoys significant strengths, both internally and externally. These strengths have carried the business forward even during those difficult times. The market opportunities for the smart card business in general continue to be significant.

The telecom smart card business alone is forecast to grow at respectable levels. The ongoing upgrade programs of the card, which is driven by the need for more memory and functionality, will be an important driver of this growth.

The other important markets Gemplus serves include smart card solutions for the banking, security and identification markets. These markets show significant growth opportunities. The Company is well positioned to take advantage of these markets.

A good example of how Gemplus can bring its security capabilities to this fast growing market is the recent contract signed with the Sultanate of Oman for a national identity program. In the post 9/11 environment, security both in the physical, as well as in the digital domain, has become a critical concern. As a result, the market opportunities have significantly expanded in these areas. Because of Gemplus’ leading expertise in these securities areas, this should translate into important new revenue opportunities for the Company.

The Company has leading core competencies that allow it to exploit all of these markets. The smart card security expertise the Company has developed over the years is clearly recognized as market leading. This technological advantage should be an important leverage point for achieving market leadership in these quickly developing and growing markets.

Beyond this security expertise, the Company has a remarkable set of talented people who know the smart card business exceptionally well and know how to deliver solutions to customers around the world. As a result, today the Company is well positioned to serve all the major markets and enjoy good relations with an attractive, global customer base.

Last, and certainly critical to our future potential for success, the Company enjoys a very sound financial position. It has little debt and ample cash to have the flexibility to invest in the future of the business.

The road forward includes the reality that the year 2003 will be a year of transition and rebuilding. This will include addressing our cost structure, strengthening our customer-facing capabilities, sharpening our execution skills and translating all of that into accelerated and more profitable potential growth for the business.

These efforts are now under way. We have defined a strategy that is designed to best exploit those market opportunities. We have reorganized to position the Company for efficiency and growth. We have launched new businesses involving software and services solutions related to smart cards, and are rebuilding key processes

3

to reduce cost and serve customers more effectively. We have also added more skills and strengths to the team by hiring new talented people. This all helps to foster consistent execution.

Although we are well on our way, a lot of work remains to be done. That is why we say that 2003 is the year we are building a platform for the future: a platform that should allow us to grow profitably at a reasonable growth rate.

This business enjoys strong fundamentals in the context of the market place opportunities, its leading position in the market, its leading technological capabilities, its strong global customer base and strong financial position.

No doubt, this is a turn-around situation, but one that need not depend on some hopeful market opportunity, wishful thinking for some technological breakthrough or dependence on new capital availability. Instead it should depend on consistent execution and performance.

The Gemplus team is determined and committed to leverage these strengths, to deal aggressively with the challenges and to strive to restore the Company again to profitable growth. Our mission is to be the unchallenged market leader around the globe.

We thank you in advance for your support.

Sincerely,

Alex Mandl
President & CEO

4

GEMPLUS INTERNATIONAL SA

Management Discussion and Analysis of Financial Condition and Results of Operations

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

The year 2002 was a difficult one, as we generated lower revenue than in 2001 and increased net loss. However, 2002 was also a transition year for our company, as we implemented a strategy designed to restore profitable growth. We have taken considerable steps to strive to adapt our Company to the current market conditions, and our results clearly show that we have made some progress on the path to restoring profitability. Given the continuing price pressure, our 2002 results also reflect our need to further significantly reduce costs.

Our revenue decreased 23%, from € 1,023 million in 2001 to € 787.4 million in 2002. Operational performance was affected by weak sales in our financial services and security segment and continuous pricing pressure in the telecommunications segment, particularly in the wireless segment in Asia. This unfavorable trend was partly offset by encouraging growth in software and services, primarily in the telecommunications segment.

Our operating income declined, as we recorded an operating loss of € 184.7 million in 2002 as compared to an operating loss of € 153.6 million in 2001. Both operational and non-recurring factors impacted our operating loss in 2002. The principal non-recurring factor was a € 90 million charge associated with the implementation of our restructuring programs.

The operational factors were primarily:

•	continuous pricing pressure in the wireless activity,

•	weak sales in financial services and security segment,

•	unfavorable currency fluctuations.

These three unfavorable operational factors were partly offset by higher wireless cards shipments, lower purchase prices for wireless microprocessor chips and significant reduction in our operating expenses following the implementation of our restructuring programs.

Our financial position remained strong in 2002. Excluding non-recurring items, which included the use of cash to finance our restructuring programs, cash outflows during 2002 were contained. Our capital expenditures were limited to approximately one third of the 2001 level, mainly driven by limited expenditure on facility expansion. Cash and cash equivalents were € 417.2 million at December 31, 2002 as compared to € 490.7 million at December 31, 2001.

Impact of Exchange Rates

We report our financial statements in euros. Because we earn a significant portion of revenue in countries where the euro is not the local currency, results of operations can be significantly impacted by exchange rate movements between the euro and other currencies, primarily the Chinese renminbi, the US dollar, the Singapore dollar and the British pound. In 2002, we earned 12% of our revenue in China, 10% in the United States, 10% in Asia outside China, and 6% in the United Kingdom. A substantial portion of sales to the rest of Asia, other than China, is denominated in Singapore dollars and in US dollars. The following table sets forth information relating to the average exchange rates between the euro and the main billing currencies used for recording our revenue.

	(in euros, per unit of foreign currency)
Years ended December 31	2002	2001	2000

British Pound	1.58881	1.60836	1.64133
Chinese Renminbi	0.12787	0.13502	0.13116
US Dollar	1.05419	1.11735	1.08742
Singapore Dollar	0.59074	0.62351	0.62903

Seasonality

In 2002 and 2001, sales did not show the seasonal fluctuation historically observed at the end of the year. Whereas in 2000, 32% of our net sales were recorded in the fourth quarter, we generated only 25% of our net sales in the fourth quarter in 2002 and in 2001. This change was due to unfavorable market conditions primarily associated with continuous price pressure over the course of the year.

RESULTS OF OPERATIONS

Year ended December 31, 2002 compared to year ended December 31, 2001.

Net Sales

Net sales for the year ended December 31, 2002 amounted to € 787.4 million, a 23% decrease compared with net sales of € 1,023 million for the year ended December 31, 2001. After adjusting for currency fluctuations and discontinued operations, net sales decreased 17%.

The following table shows the breakdown of our net sales in 2002 and 2001 by market segment:

		(in millions of euros)
Years ended December 31	2002	2001	% change

Telecommunications	544.5	681.9	(20%)
Financial Services and Security	242.9	296.8	(18%)
Disposed Operations*	—	44.3	—

TOTAL	787.4	1,023.0	(23%)

*	Including SkiData and Tag activities, which divestitures occurred during the third quarter of 2001.

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Net sales in our telecommunications segment declined 20%, from € 681.9 million in 2001 to € 544.5 million in 2002. After adjusting for currency fluctuations, net sales in this segment decreased by 17%. This decrease was primarily due to a 19% decline in sales of wireless products, from € 491.7 million in 2001 to € 400.6 million in 2002, resulting mainly from a continuous pricing pressure in this activity. While there was a shift to high-end wireless products in 2002 and stronger demand for wireless products, including software and services, this impact was not sufficient to overcome the pricing pressure. Other cards sales decrease significantly in 2002 compared to 2001, mainly driven by lower demand for phonecard products and stronger price pressure. Excluding SkiData and Tag activities, the telecommunications segment represented 69% of our revenue in 2002, as compared to 70% in 2001.

Net sales in our financial services and security segment declined 18%, from € 296.8 million in 2001 to € 242.9 million in 2002 (excluding SkiData and Tag activities). After adjusting for currency fluctuations, net sales in this segment decreased by 16%. The decline in our financial services and security segment resulted mainly from the fact that 2001 included significant revenue in the banking and retail sectors in the United States. The financial services and security segment represented 31% of our revenue in 2002, as compared to 30% in 2001, excluding SkiData and Tag activities.

The following table breaks down our net sales among our three regions:

		(in millions of euros)
Years ended December 31	2002	2001	% change

Europe, Middle-East and Africa	416.2	474.0	(12%)
Asia	199.5	273.1	(27%)
Americas	171.7	231.6	(26%)
Disposed Operations*	—	44.3	—

TOTAL	787.4	1,023.0	(23%)

*	Including SkiData and Tag activities, which divestitures occurred during the third quarter of 2001.

The decline in net sales in the Europe, Middle-East and Africa region, which represented 53% of our revenue in 2002, was primarily due to the poor performance of the wireless segment which was partly offset by an increase of the sales in the banking sector. In Asia, lower sales reflected a deterioration of pricing conditions in the wireless segment. In Americas, we experienced in 2002 a significant decrease in our financial services chip cards sales to United States banks and retailers.

Gross profit

Gross profit decreased 35%, from € 307.5 million in 2001 to € 199.7 million in 2002 (the decrease was 31%, excluding disposed operations). Our gross margin decreased from 30.1% in 2001 to 25.4% in 2002. This decrease was mainly due to pricing pressure in the telecommunications segment. In addition, in 2001, our gross profit was impacted by a € 10.6 million one-time favorable adjustment resulting from the partial reversal of a provision for a patent claim that was settled in 2001. However, the decline in our gross profit was partially offset by a better regional and product mix, the depletion of expensive microprocessor chip inventories purchased during prior periods, as well as higher sales volumes and productivity gains.

The following table breaks down our gross profit and gross margin by segment:

	2002		2001
					% change
	(in millions	(% of	(in millions	(% of	in gross
Year ended December 31	of euros)	sales)	of euros)	sales)	profit

Telecommunications	154.5	28.4%	228.8	33.6%	(32%)
Financial Services and Security	45.2	18.6%	62.6	21.1%	(28%)
Disposed Operations*	—	—	16.1	36.3%	—

TOTAL	199.7	25.4%	307.5	30.1%	(35%)

*	Including SkiData and Tag activities, which divestitures occurred during the third quarter of 2001.

The gross margin of our telecommunications segment decreased from 33.6% in 2001 to 28.4% in 2002. This decrease resulted primarily from the strong price pressure in the wireless segment. This decrease was only partially offset by lower purchase prices for wireless microprocessor chips, and higher sales volumes in the wireless segment, including in related software and services which generate higher margins. In addition, in 2001, our gross margin was favorably impacted by the one-time royalty expense adjustment described above.

The decrease in our financial services and security segment gross margin, from 21.1% in 2001 to 18.6% in 2002, resulted primarily from lower sales volumes, lower prices, unfavorable product mix and customer mix for smart card products. The lower purchase prices for microprocessor chips only partially offset this decrease.

Operating income (loss)

We recorded an operating loss of € 184.7 million in 2002 compared to an operating loss of € 153.6 million in 2001. The 2002 operating loss resulted from declining sales, declining gross margins in both our segments and higher restructuring expenses. Restructuring expenses in 2002 amounted to € 90 million compared to € 28.5 million in 2001. This increase was partly offset by a significant decrease of our operating expenses which represented € 294.4 million in 2002 compared to € 388.8 million in 2001 (excluding two one-time items incurred in 2001: the management severance expenses amounting to € 25.7 million and the litigation expenses amounting to € 18.1 million). The operating expenses decrease reflected the effect of the restructuring plans announced in 2001 and in 2002 combined with other cost saving programs.

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GEMPLUS INTERNATIONAL SA

For the year as a whole, research and development expenses decreased by 18%, from € 112.9 million in 2001 to € 92.2 million in 2002, while general and administrative expenses decreased by 19%, from € 110.7 million in 2001 to € 89.9 million in 2002. Selling and marketing expenses fell more aggressively by 32% from € 165.3 million in 2001 to € 112.2 million in 2002.

Restructuring expenses

The deteriorating economic conditions and the continuation of the turmoil in the telecommunications industry led us to announce a second restructuring plan in February 2002. As in 2001, we responded to the rapidly changing environment by implementing a program to control costs and restructure our activities. The program involved a reduction of our workforce and the rationalization of office operations on a worldwide basis. We recorded a restructuring charge of € 90 million in 2002 of which € 80.8 million were related to our second restructuring plan. The goal of the program was to achieve € 100 million in annualized cost savings, an objective that we continue to maintain. Our ability to reach this objective will depend on a number of factors, including the actual expenses that we incur as the program is fully implemented and the impact of market conditions.

Despite progress on cost saving efforts initiated in 2001 and 2002, an additional restructuring program needed to be implemented in response to further market deterioration and price erosion beyond what could have previously been anticipated. This program was announced in December 2002 and will impact most parts of the company. This program is expected to deliver annual savings in the range of € 100 million, the full benefit of which is expected to be seen in the second half of 2004. The restructuring charge of € 90 million recorded in 2002 included an amount of € 7.7 million relating to this plan.

Net financial income and expense

We recorded net financial expense of € 51.1 million in 2002 compared to € 20.7 million net income in 2001.

Net financial expense and income were impacted by the following specific factors:

•	Provision for a loan to the former Chairman of the Board. In 2000, one of our indirect subsidiaries granted a loan to Dr. Lassus, our former Chairman of the Board. In 2002, we recorded in financial expense a € 67.6 million non-cash charge to cover the risk of possible non-reimbursement of the loan. However, the Company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings (see Note 9 to our Consolidated Financial Statements).

•	Interest receivable on loans to senior management: net financial expense incurred in 2001 included € 4.9 million of interest income on the loans granted in 2000 by one of our indirect subsidiaries to Mr. Antonio Perez, our former Chief Executive Officer, and to Dr. Lassus. During 2001, Mr. Perez partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to our Consolidated Statement of Income. Net interest accrued in 2002 on the loans granted to Dr. Lassus was € 1.7 million corresponding to interest accrued in the first half of 2002.

•	Measurement at amortized cost of an advance made to a trade supplier: net interest income incurred in 2001 included a € 2 million interest expense following the measurement at amortized cost of an advance made to a trade supplier, as compared to € 1.9 million of interest income following such measurement in 2002 (see Note 6 to our Consolidated Financial Statements).

Excluding these specific items, net financial income reported in 2002 amounted to € 12.9 million, as compared to net financial income of € 17.8 million in 2001, reflecting primarily the decrease in our cash balances and the decrease in the market interest rate.

Other income and expense, net

We recorded net other expense of € 28.9 million in 2002 compared to a net other income of € 45.7 million in 2001. In 2001, net other income primarily included a one-time € 68.3 million gain generated from the divestiture of our SkiData and Tag activities, which was only partially offset by foreign exchange losses and minority interests. Net other expense in 2002 was primarily attributable to foreign exchange losses (€ 15.1 million), losses on investments (€ 6.4 million) and minority interests (€ 4.3 million).

Income tax

We recorded an income tax expense of € 9.1 million in 2002. This tax expense reflected the fact that we did not recognize additional deferred income taxes on the losses incurred in France in 2002, and that a provision for tax risks amounting to € 5.9 million had been recorded following a tax audit in France. In 2001, we recorded an income tax credit of € 14.2 million, reflecting an effective tax rate of 16.3%. In 2001, our effective tax rate was impacted by the management severance expenses which created losses in certain countries with low effective tax rates and by the one-time € 68.3 million gain from the SkiData and Tag divestitures.

Goodwill amortization

Goodwill amortization amounted to € 47.1 million in 2002, as compared to € 27.2 million in 2001. In 2002, goodwill amortization included a goodwill write-down of € 22.1 million following an impairment testing. This write-down concerned the goodwill generated following the acquisition

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of SLP InfoWare SA (“SLP”) in October 2000 and was due to significantly declining sales of SLP Software (see Note 8 to our Consolidated Financial Statements). Goodwill amortization recorded in 2001 included a one-time € 1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard’s decision to cease its operations.

Net loss

We recorded a net loss of € 320.9 million in 2002, or € 0.53 per share, as compared to a net loss of € 100.2 million in 2001, or € 0.16 per share. Net loss recorded in 2002 primarily reflected the € 90 million restructuring charge, the € 67.6 million non-cash write-down of a loan granted in 2000 to one of our directors and the decline in our gross margin, which were, however, significantly offset by the reduction of our operating expenses as a result of our restructuring program. Net loss recorded in 2001 primarily reflected the decrease of our operating income, the € 28.5 million restructuring expense and the € 18.1 million one-time charge for the Humetrix lawsuit, which were partially offset by the impact of the € 68.3 million one-time gains from our SkiData and Tag divestitures.

LIQUIDITY AND CAPITAL RESOURCES

Our financial position remained strong in 2002. Cash and cash equivalents were € 417.2 million at December 31, 2002 as compared to € 490.7 million at December 31, 2001. Excluding non-recurring items, primarily restructuring charges, a one-time royalty prepayment, amounts paid in connection with a litigation expense and management severance costs accrued in 2001, cash outflows during 2002 were contained. We also used limited amounts of cash to fund our purchases of property, plant and equipment and investments.

Operating activities used € 62.7 million of cash in 2002, compared to € 23.3 million in 2001.

Net cash used in operating activities in 2002 was impacted by four non-recurring items:

(i)	€ 33.4 million paid in connection with our restructuring programs,

(ii)	€ 11.2 million for a one-time royalty prepayment for the period through 2005,

(iii)	€ 18.1 million paid with respect to the exceptional costs relating to the Humetrix litigation, and

(iv)	€ 10.6 million paid in management severance costs accrued in 2001.

Excluding these exceptional items, 2002 operating activities generated € 10.6 million, as a result of significant improvements produced by working capital management. Accounts receivable declined € 43.7 million as compared to December 31, 2001, reflecting the lower revenue levels.

We reported a good performance with respect to the days of sales outstanding, at 53 days, compared to 57 days at the end of December 2001. Inventory levels declined € 43.3 million in 2002 as compared to December 31, 2001, representing 111 days supply compared to 110 days at the end of December 2001.

Net cash used in investing activities in 2002 was € 47.1 million compared to € 65.3 million in 2001. Cash used in 2001 included a cash inflow of € 108.7 million net of fees due to the divestiture of our SkiData and Tag businesses. Excluding these one-time items, net cash used in investing activities in 2001 amounted to € 174 million. The decrease in cash used in investing activities in 2002 was primarily due to the decrease in capital expenditures as compared to 2001. Capital expenditures were € 31.9 million in 2002 as compared to € 102.6 million in 2001. In 2002, capital expenditures were made primarily in Europe, and included principally € 17.7 million related to a research and development and office building located in La Ciotat, France, which was mainly financed through a sale-leaseback transaction. Cash used in investing activities also included € 14.7 million in connection with investments in start-up technology companies. Cash used in investing activities in 2001 also included a € 13 million cash disbursement for the purchase of 20% of SkiData’s issued share capital in anticipation of the sale of this subsidiary which was completed during the third quarter of 2001 and investments made primarily in two technology companies in the wireless communications market. In addition, in March 2001, we extended a € 14 million loan to Mr. Perez, our former Chief Executive Officer, to fund tax liabilities relating to his receipt of a grant of free shares in 2000. This loan was later partially reimbursed in the form of Gemplus International SA shares (see Note 31 to our Consolidated Financial Statements).

Financing activities generated € 3.8 million of cash during 2002, compared to € 34.7 million cash used in 2001. The 2002 figure was primarily the result of the € 15.9 million proceeds generated by a sale-leaseback transaction entered into to finance land and a research and development and office building located in La Ciotat, France. Cash generated by financing activities in 2002 was also impacted by the payment of dividends to minority shareholders of one of our Asian subsidiaries in the amount of € 6.2 million. Negative cash flow from financing activities in 2001 principally resulted from the initial implementation of our share repurchase program, pursuant to which we repurchased shares of our outstanding common stock for € 15.1 million, the purchase at fair market value of shares of Gemplus SA held by two of our former executive officers for € 14.5 million the payment of € 8.1 million for expenses incurred in 2000 in connection with sales of equity securities to Texas Pacific Group and our initial public offering, and the payment of € 4.3 million in dividends to minority shareholders of one of our Asian subsidiaries.

In 1999, we entered into a € 150 million revolving credit facility with a syndicate of international banking institutions that bore interest at a floating rate, out of which € 73.1 million was available as

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GEMPLUS INTERNATIONAL SA

at December 31, 2002. We have never drawn any amount under this revolving credit facility and we decided in January 2003 to terminate it before its due date.

We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable near term and medium term liquidity needs. At December 31, 2002, cash and cash equivalents amounted to € 417.2 million. Our off balance sheet commitments at December 31, 2002 were not significant.

OUTLOOK

For 2003, the visibility is still too uncertain for Gemplus to provide any guidance.

However, we believe that there are signs of a progressive recovery of the telecommunications market, showing potential single-digit volume growth and continuous price pressure. In this context, we believe that there are grounds to anticipate that the telecommunications business unit revenue should progressively stabilize, helped by product mix improvement and the increased acceptance of open standards.

Year 2003 will be a challenging one for our financial services and security segment:

•	EMV* migration is slow, and the corporate security and identity business portfolio is building up.

•	The two business units should also benefit from the increase of higher added value software and services activities in their revenue.

It is still necessary for the Company to further reduce its breakeven point though the following programs:

•	At the end of the first quarter 2002, we announced a restructuring plan and cost cutting initiatives, which are on track to reach the initial goal of € 100 million annualized cost savings.

•	In December 2002, we announced the implementation of a further restructuring and rationalization program, with an objective of generating an additional € 100 million annual cost savings.

Finally, further unfavorable currency fluctuation between euro and US dollar is likely to negatively affect our revenue.

Our goal is to build a strong platform for the year 2004 and beyond. Although our restructuring involves reducing some resources, we do not believe these changes will prevent our ability to effectively innovate and further develop our products or focus on satisfying customer requirements.

*	EMV is the major global credit card payment association, including Europay International, MasterCard International and Visa International.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies that we believe are the most critical to assist in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the company remain and collection of the resulting receivable is probable. We record deferred revenue for sales invoiced which are delayed at the buyer’s request where transfer of title and risk of loss have not occurred. Procedures exist which are regularly reviewed to ensure that the policy is consistently applied throughout our subsidiaries worldwide.

Goodwill

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner of our use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. Under the current assumptions we believe that no further material impairment of goodwill exists.

Loans and receivables

According to International Accounting Standards, we adjust the carrying amount of the loans and receivables to their estimated recoverable amount when it is probable that we will not be able to collect all amounts due — principal and interest — according to the contractual terms of such loans and receivables.

Inventory

Our industry is highly competitive and characterized by rapid technological change, frequent new product development, and rapid product obsolescence. We regularly review inventory quantities on hand and record provisions for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements.

Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microprocessor chips. The cost of microprocessor chips decreased significantly in recent months. Our provision for microprocessor chips inventory is determined based on

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the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

Research and Development

Development costs are recognized as an expense when incurred, except for development costs incurred from the time technological feasibility is established until the product under development is produced and future profitability is demonstrated. Judgement is exercised in determining technological feasibility and future profitability, the capitalization of such costs being reviewed on a quarterly basis. In addition, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.

Restructuring

As required by International Accounting Standards, we record restructuring expenses only when, prior to the date of the financial statements, the enterprise is committed to the plan of termination, the benefits that current employees will receive upon termination are established and the benefit arrangements are communicated.

Special Purpose Entities

We have not had any transactions involving special purpose entities as an investment vehicle. We do not intend to enter into transactions which such entities.

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GEMPLUS INTERNATIONAL SA

FINANCIAL STATEMENTS

Report of Independent Accountants

To the Board of Directors and Shareholders,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gemplus International SA and its subsidiaries at December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in accordance with International Accounting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002, and the determination of shareholders’ equity at December 31, 2002, 2001 and 2000 to the extent summarized in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers

Luxembourg, Grand Duchy of Luxembourg
Paris, France

March 11, 2003

GEMPLUS INTERNATIONAL SA

Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Income

(in thousands of euros, except shares and per share amounts)
Years ended December 31	Notes	2002	2001	2000

Net sales		787,434	1,022,986	1,204,600
Cost of sales		(587,722)	(715,516)	(750,714)

Gross profit		199,712	307,470	453,886

Research and development expenses	(10)	(92,240)	(112,885)	(90,778)
Reversal of research credit allowance	(10)	—	—	12,486
Selling and marketing expenses		(112,227)	(165,276)	(158,545)
General and administrative expenses		(89,896)	(110,657)	(89,666)
Restructuring expenses	(17)	(90,003)	(28,466)	—
Litigation expenses	(26)	—	(18,120)	—
Management severance expenses	(31)	—	(25,691)	—

Operating income (loss)		(184,654)	(153,625)	127,383

Financial income		19,782	28,234	21,427
Financial expense	(29)	(70,874)	(7,532)	(8,869)
Other income (expense), net	(18)	(28,904)	45,681	(28)

Income (loss) before taxes and goodwill amortization		(264,650)	(87,242)	139,913

Income taxes benefit (provision)	(19)	(9,124)	14,184	(29,631)

Net income (loss) before goodwill amortization		(273,774)	(73,058)	110,282

Goodwill amortization	(8)	(47,117)	(27,162)	(11,204)

NET INCOME (LOSS)		(320,891)	(100,220)	99,078

Net income (loss) per share	(21)
• Basic		(0.53)	(0.16)	0.20
• Diluted		(0.53)	(0.16)	0.18

Shares used in net income (loss) per share calculation	(21)
• Basic		606,222,660	636,992,392	497,523,946
• Diluted		606,222,660	636,992,392	539,256,206

The accompanying notes are an integral part of the consolidated financial statements.

FINANCIAL STATEMENTS

Consolidated Balance Sheets

(in thousands of euros)

December 31	Notes	2002	2001	2000

ASSETS
Current assets:
Cash and cash equivalents		417,226	490,652	636,284
Trade accounts receivable, net	(4)	144,913	188,635	311,276
Inventory, net	(5)	96,513	139,794	174,101
Other current assets	(6)	93,482	103,733	97,377

Total current assets		752,134	922,814	1,219,038

Non-current assets:
Property, plant and equipment, net	(7)	216,944	268,784	249,916
Goodwill, net	(8)	73,187	116,580	155,809
Other non-current assets	(9)	84,819	150,472	234,043
Deferred development costs, net	(10)	25,910	28,470	26,349
Deferred tax assets	(18)	41,674	22,148	7,120
Investments	(11)	23,088	21,424	16,734

Total non-current assets		465,622	607,878	689,971

TOTAL ASSETS		1,217,756	1,530,692	1,909,009

LIABILITIES
Current liabilities:
Accounts payable	(12)	80,256	109,661	261,047
Salaries, wages and related items		51,188	55,967	70,738
Other current liabilities	(13)	81,133	86,411	54,867
Accrued taxes		27,209	26,527	31,005
Current portion of long-term debt	(14)	—	—	1,867
Current obligations under capital leases	(15)	6,098	3,734	3,414

Total current liabilities		245,884	282,300	422,938

Non-current liabilities:
Long-term obligations under capital leases	(15)	42,540	32,581	31,885
Long-term debt, less current portion	(14)	—	14	5,865
Deferred tax liabilities	(18)	—	—	2,296
Other non-current liabilities	(16)	53,714	30,859	43,717

Total non-current liabilities		96,254	63,454	83,763

Minority interest		15,167	17,176	17,313

Shareholders’ equity:
Ordinary shares no legal par value, 2,000,000,000 shares authorized, 637,859,088, 641,396,497, and 636,256,258 shares issued at December 31, 2002, 2001 and 2000, respectively	(20)	127,644	127,056	124,263
Additional paid-in capital		1,028,920	1,027,850	1,026,063
Retained earnings		(210,358)	125,016	235,972
Other comprehensive income	(22)	8,571	(3,968)	376
Less, cost of treasury shares		(94,326)	(108,192)	(1,679)

Total shareholders’ equity		860,451	1,167,762	1,384,995

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,217,756	1,530,692	1,909,009

The accompanying notes are an integral part of the consolidated financial statements.

GEMPLUS INTERNATIONAL SA

Consolidated Statements of Cash Flows

(in thousands of euros)

Years ended December 31	2002	2001	2000

Cash flow from operating activities:
Net income (loss)	(320,891)	(100,220)	99,078
Adjustments to reconcile net income (loss) to net cash from operating activities:
• Depreciation and amortization	133,359	120,409	79,080
• Changes in other non-current liabilities	9,420	(3,387)	(10,244)
• Provision for deferred income taxes	(1,234)	(15,976)	1,045
• (Gain) / loss on sale and disposal of assets	6,051	(65,996)	(9,311)
• Other, net	2,263	1,594	4,886
Changes in operating assets and liabilities:
• Trade accounts receivable and related current liabilities	40,598	100,063	(88,840)
• Trade accounts payable and related current assets	(27,405)	(126,920)	92,596
• Inventories	35,675	11,509	(76,140)
• Value-added and income taxes	(12,656)	(9,232)	(20,374)
• Other, net	(2,716)	14,850	(2,557)
• Restructuring reserve payable	35,958	6,177	—
• Litigation expenses payable	(18,120)	18,120	—
• Management severance expenses	(10,629)	25,691	—
• Provision for a loan to a former Chairman of the Board	67,582	—	—

Net cash (used for) from operating activities	(62,745)	(23,318)	69,219

Cash flows from investing activities:
Sale / Purchase of activities net of cash disposed / acquired	—	108,731	(99,040)
Other investments	(14,720)	(42,035)	(51,021)
Purchase of property, plant and equipment	(31,953)	(102,555)	(102,453)
Purchase of other assets	(2,860)	(19,623)	(17,630)
Change in non-trade accounts payable and other current assets	2,403	(9,843)	3,810

Net cash used for investing activities	(47,130)	(65,325)	(266,334)

Cash flows from financing activities:
Proceeds from conversion of debentures and exercise of warrants	—	—	191,753
Proceeds from shareholders contribution	—	—	613,267
Proceeds from exercise of share options	1,657	7,762	18,237
Purchase of Gemplus SA shares	—	(14,544)	—
Payments on long-term borrowings	(134)	(2,301)	(3,589)
Proceeds from sales-leaseback operations	15,962	5,711	—
Principal payments on obligations under capital leases	(3,883)	(3,373)	(3,195)
Increase (decrease) in bank overdrafts	(3,205)	4,462	832
Dividends paid by subsidiaries to minority shareholders	(4,297)	(4,256)	(3,826)
Change in treasury shares	(617)	(15,117)	85
Interests receivable on loans to senior management	(1,706)	(4,877)	(3,139)
Change in non-trade accounts payable on financing activities	—	(8,114)	7,495

Net cash (used for) from financing activities	3,777	(34,647)	817,920

Effect of exchange rate changes on cash	32,672	(22,342)	(11,627)
Net increase (decrease) in cash and cash equivalents	(106,098)	(123,290)	620,805
Cash and cash equivalents, beginning of year	490,652	636,284	27,106

Cash and cash equivalents, end of period	417,226	490,652	636,284

The accompanying notes are an integral part of the consolidated financial statements.

FINANCIAL STATEMENTS

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of euros, except number of shares)

	Number	Share	Additional	Retained	Net	Other	Treasury	Total
	of shares	value	paid-in	earnings	income	compre-	shares
			capital		(loss)	hensive
						income

Balance at December 31, 1999	334,135,600	10,188	145,825	169,223	(32,133)	2,814	(1,764)	294,153
Allocation of prior year earnings	—	—	—	(32,133)	32,133	—	—	—

Net income	—	—	—	—	99,078	—	—	99,078

Contribution of Gemplus SA shares to Gemplus International SA	—	56,323	(67,728)	—	—	—	—	(11,405)

Gemplus SA shares to be contributed	—	—	11,405	—	—	—	—	11,405

Shares issued by Gemplus SA pursuant to share options exercised to be contributed	13,360,000	—	18,237	—	—	—	—	18,237

Shares issued pursuant to capital contribution, net of issuance costs € 14,747	155,873,300	31,174	500,616	—	—	—	—	531,790

Options and free shares issued, net of issuance costs € 1,102	61,487,358	12,298	130,317	—	—	—	—	142,615

Shares issued following exercise of warrants, net of issuance cost € 6,002	56,400,000	11,280	180,473	—	—	—	—	191,753

Shares issued following Gemplus IPO, net of issuance costs € 7,410	15,000,000	3,000	79,590	—	—	—	—	82,590

Shares to be issued following acquisitions of Celocom Ltd and SLP InfoWare SA	—	—	27,328	—	—	—	—	27,328

Purchase of 149,550 shares of treasury shares	—	—	—	—	—	—	(425)	(425)

Sale of 378,550 shares of treasury shares	—	—	—	(196)	—	—	510	314

Change in other comprehensive income	—	—	—	—	—	(2,438)	—	(2,438)

Balance at December 31, 2000	636,256,258	124,263	1,026,063	136,894	99,078	376	(1,679)	1,384,995

The accompanying notes are an integral part of the consolidated financial statements.

GEMPLUS INTERNATIONAL SA

Consolidated Statements of Changes in Shareholders’ Equity (continued)

(in thousands of euros, except number of shares)

	Number	Share	Additional	Retained	Net	Other	Treasury	Total
	of shares	value	paid-in	earnings	income	compre-	shares
			capital		(loss)	hensive
						income

Balance at December 31, 2000	636,256,258	124,263	1,026,063	136,894	99,078	376	(1,679)	1,384,995

Allocation of prior year earnings	—	—	—	99,078	(99,078)	—	—	—

Net loss	—	—	—	—	(100,220)	—	—	(100,220)

Effect of adopting IAS 39	—	—	—	(5,003)	—	9,093	—	4,090

Shares issued following acquisitions of Celocom Ltd and SLP InfoWare SA	4,554,639	911	(911)	—	—	—	—	—

Contribution of Gemplus SA shares to Gemplus International SA	—	1,460	(1,460)	—	—	—	—	—

Shares issued by Gemplus SA pursuant to share options exercised to be contributed	2,498,100	—	4,167	—	—	—	—	4,167

Purchase of Gemplus SA shares by Gemplus International	(4,029,350)	—	(9,450)	(5,094)	—	—	—	(14,544)

Shares issued by Gemplus International SA pursuant to share options exercised	2,116,850	422	3,311	—	—	—	—	3,733

Treasury shares held following transfer of shares by senior management	—	—	6,130	—	—	—	(92,756)	(86,626)

Purchase of 4,900,534 shares of treasury shares	—	—	—	—	—	—	(15,522)	(15,522)

Sale of 636,527 shares of treasury shares	—	—	—	(639)	—	—	1,765	1,126

Change in other comprehensive income	—	—	—	—	—	(13,437)	—	(13,437)

Balance at December 31, 2001	641,396,497	127,056	1,027,850	225,236	(100,220)	(3,968)	(108,192)	1,167,762

Allocation of prior year earnings	—	—	—	(100,220)	100,220	—	—	—

Net loss	—	—	—	—	(320,891)	—	—	(320,891)

Shares issued by Gemplus SA pursuant to share options exercised to be contributed	699,100	—	992	—	—	—	—	992

Contribution of Gemplus SA shares to Gemplus International SA	—	508	(508)	—	—	—	—	—

Shares issued by Gemplus International SA pursuant to share options exercised	398,350	80	586	—	—	—	—	666

Cancellation of treasury shares	(4,634,859)	—	—	(14,483)	—	—	14,483	—

Purchase of 656,024 shares of treasury shares	—	—	—	—	—	—	(617)	(617)

Change in other comprehensive income	—	—	—	—	—	12,539	—	12,539

Balance at December 31, 2002	637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	860,451

The accompanying notes are an integral part of the consolidated financial statements.

FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

1.	The Company	19
2.	Summary of significant accounting policies	19
3.	Public offering, common control transactions, treasury shares, acquired and disposed operations	23
4.	Trade accounts receivable	25
5.	Inventory	25
6.	Other current assets	25
7.	Property, plant and equipment	26
8.	Goodwill	26
9.	Other non-current assets	27
10.	Research and development costs	27
11.	Investments	28
12.	Accounts payable	28
13.	Other current liabilities	28
14.	Long-term debt	28
15.	Capital leases	29
16.	Other non-current liabilities	29
17.	Restructuring	30
18.	Other income (expense) net	32
19.	Income taxes	32
20.	Ordinary shares	33
21.	Net income (loss) per share calculation	35
22.	Comprehensive income	35
23.	Pension plans	36
24.	Share option plans	36
25.	Financial instruments and market related exposures	38
26.	Commitments and contingencies	41
27.	Supplemental disclosure of cash flow information	42
28.	Wages, benefits and number of employees (unaudited)	42
29.	Related party transactions	42
30.	Segment information	43
31.	Management severance expenses	44
32.	Differences between international accounting standards and US generally accepted accounting principles	45
33.	Other required US GAAP disclosures	48

GEMPLUS INTERNATIONAL SA

1. THE COMPANY

Gemplus International SA, including its consolidated subsidiaries (the “Company’’), is a leading provider of enabling technology products and services for secure wireless communications and transactions. The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the telecommunications and financial services and security industries. The Company is incorporated in the Grand Duchy of Luxembourg.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The annual consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). The IAS financial statements are in compliance with French GAAP and in accordance with Luxembourg Regulation, with the exception of applying IAS 39. A reconciliation of net income and shareholders’ equity between IAS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 32.

Principles of consolidation

The consolidated financial statements include the accounts of Gemplus International SA and its majority owned subsidiaries. Investments in associated undertakings are accounted for by the equity method. These are undertakings in which the Company has between 20% and 50% of the voting rights and over which the Company exercises significant influence, but not control. All intercompany balances and transactions are eliminated.

Non-marketable equity investments in which the Company has less than 20% of the investee’s outstanding voting stock are accounted for under the cost method, because the Company does not have the ability to significantly influence the operating and financial policies of the investee. Gains or losses recognized on sale of equity securities are recorded in the income statement. Any loss resulting from impairment in the value of investments which represents an other than temporary decline is recorded in the period in which the loss occurs.

Foreign currency

Most of the Company’s international subsidiaries use their local currency as their functional currency. For those subsidiaries using their non-euro local currency as their functional currency, assets and liabilities are translated into euro at exchange rates in effect at the balance sheet date, and income and expense accounts at average exchange rates during the year.

Translation adjustments arising upon the consolidation of such subsidiary financial statements are not included in determining net income for the period, but are included in shareholders’ equity as other comprehensive income. For all transactions involving a currency other than the functional currency, the Company’s subsidiaries record the resulting transaction gains and losses directly to the Statement of Income.

Change in accounting policies

As at January 1, 2001, the Company adopted IAS 39 “Financial Instruments: Recognition and Measurement”.

IAS 39 establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. IAS 39 defines several categories of financial assets and liabilities. It requires the Company to measure at fair value assets and liabilities qualified as trading or available-for-sale. It requires also that changes in fair value of trading assets and liabilities be recognized through income, while changes in fair value of available-for-sale assets recorded either in equity or through income

IAS 39 requires the Company to recognize all derivative instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets and liabilities through earnings or recognized directly in equity until the hedged item is recognized in earnings. Any ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings and any derivatives that do not qualify as hedges will be adjusted to fair value through income.

Adoption of this new standard resulted in a cumulative after tax increase of shareholders’ equity as of January 1, 2001 of € 4,090 thousand. The impact on shareholders’ equity at January 1, 2001 of the adoption of IAS 39 is presented in Note 25 “Financial instruments and market related exposures”. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting of doubtful accounts, depreciation and amortization, sales returns, warranty costs, taxes, and contingencies. Actual results could differ from these estimates.

FINANCIAL STATEMENTS

Revenue recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for sales invoiced which are delayed at the buyer’s request where transfer of title and risk of loss has not occurred.

The Company also provides systems design and integration services. Revenues are recognized when delivery has occurred, contractual obligations have been met, collection is probable and the fee is fixed or determinable.

Inventory

Inventories are carried at the lower of cost or net realizable value, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead. Allowances for obsolescence, scrap and slow-moving inventory are provided based upon the Company’s periodic review of inventory.

Property, plant and equipment

Property, plant and equipment are carried at cost. Major renewals and improvements are capitalized while repairs and maintenance are expensed as incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the improvement or the remaining lease term.

The estimated useful lives are as follows:

Buildings	20 years

Equipment and machinery	5 years

Furniture and fixtures	5-10 years

Leasehold improvements	8-12 years

When the Company leases assets under the terms of a long-term contract or other arrangement that transfers substantially all the benefits and risks of ownership to the Company, the fair market value of the leased property is capitalized and depreciated (as described above) and the corresponding obligation is recorded as a liability.

Goodwill

The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill. The Company’s rationale behind its acquisitions generally relates to (i) acquiring market share or (ii) acquiring conventional technology or (iii) acquiring technology in the Company’s core business.

Goodwill amounts are amortized over a maximum period of twenty years on a straight-line basis (twenty years, ten years, and five years, respectively, for acquisitions of type (i), (ii) and (iii)).

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company considers significant underperformance relative to expected historical or projected future operating results, significant change in the manner of its use of the acquired assets or the strategy for its overall business, and significant negative industry or economic trends.

Patents

Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of three years or the legal life.

Impairment of long-lived assets

The Company assesses at each balance sheet date whether events or changes in circumstances that would indicate that the carrying amount of long-lived assets such as property, plant and equipment, licenses, goodwill and research and development have been impaired. If the total of the expected discounted cash flows or sales price, whichever is higher, is less than the carrying amount of the asset, a loss is recognized for the difference between the greater of the value in use or sales price and the carrying value of the asset.

Research and Development

Costs associated with developing software to be sold are recognized as an expense as incurred, except for development costs incurred from the time technological feasibility is established until the software to be sold is ready to provide service to customers which are capitalized. The capitalized costs related to software are included in deferred development costs and are amortized based on the greater of (a) the ratio of current gross revenues for that product to the total of current and estimated gross revenues for that product, or (b) the straight-line basis over their estimated useful life, which normally does not exceed three years.

Certain direct development costs associated with internal-use software including external direct costs of material and services and payroll costs for employees devoting time to the software products are included in other non-current assets and are amortized over a period not to exceed three years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

GEMPLUS INTERNATIONAL SA

Research and development costs other than software are expensed as incurred, except for development cost where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been demonstrated. Costs are capitalized and amortized on a straight-line basis over the period of expected future benefit. The period of amortization normally does not exceed three years.

Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and when the criteria for recognition of the development costs as an asset ceases to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

During 2000, the Company increased its capital through various capital infusions. The cash received has been invested during 2000, 2001 and 2002 in money market fixed term deposits and mutual funds, all of which are liquid investments with no risk on capital.

Income taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities based on differences between financial reporting and tax basis of assets and liabilities, and measures these differences using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized and are reviewed and adjusted accordingly when there is a change in circumstances that causes a change in judgement about the realizability of the related deferred tax asset.

Research credit

Research credits are provided by the French government to give incentives for companies to perform technical and scientific research. Companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, therefore these research credits are presented as a reduction of research and development expenses. The Company records the benefit of this grant only when all qualifying research has been performed and the Company has obtained sufficient evidence from the relevant French government authority that the credit will be granted.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming the exercise of warrants and share options. Dilutive potential ordinary shares are additional ordinary shares to be issued. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. When net losses are reported, the dilutive potential ordinary shares outstanding are excluded from the net loss per share calculation.

Treasury shares

From time to time the Company, with the approval of the Board of Directors, may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company could be used to fulfill its obligations under the stock option plans or are intended for cancellation. Treasury shares are recorded at cost and reported as a reduction of shareholders’ equity.

Derivative financial instruments

Foreign currency risk

The Company operates both its selling and manufacturing activities on a worldwide basis. In most cases, the Company’s sales are denominated in the domestic currency of customers. As manufacturing sites are located in different countries, parts of their costs are also denominated in various currencies. Therefore, the Company is exposed to foreign exchange risk on its operating transactions, whether anticipated or firm.

The policy of the Company is to hedge its foreign currency exposure on most of its firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries functional currencies for periods commensurate with its known or forecasted transactions. The contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, entering into foreign exchange forward contracts and purchasing or selling foreign exchange option contracts. Written options are only used as part of combination strategies. The derivative instruments are traded “over the counter’’ with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging.

The Company uses foreign exchange swaps to monitor its cash flows, mainly to finance its affiliates in their functional currency, through inter-company current accounts. The foreign exchange swaps are combinations of spot purchase (respectively sales) and forward sales (respectively purchases) in the same currency and traded at the same time.

FINANCIAL STATEMENTS

The Company has written risk management policies and guidelines which set out its tolerance for risk, its general risk management philosophy and has established processes to determine the group exposure to foreign exchange risk, to monitor and control hedging transactions in a timely and accurate manner. Such written policies are approved by the Audit Committee and reviewed annually.

All hedging instruments are allocated to underlying transactions.

Most of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges as they reduce variability in cash flows attributable forecasted transactions. For those hedges associated with forecast transactions which meet special hedge accounting criteria, the portion of their change in fair value that is determined to be an effective hedge is recognized directly in equity through the Statement of Changes in Equity and the ineffective portion is recognized in the net profit and loss in the foreign exchange gains and losses. The gains or losses which are recognized in equity are transferred to the net profit and loss in the same period in which the hedged forecasted transaction affects the foreign exchange gains and losses (e.g., when the forecasted transaction actually occurs), as part of the cost of sales.

For hedges that do not qualify for special hedge accounting, any gains or losses arising from changes in the fair value of the hedged item and the hedging instrument are recorded as foreign exchange gains and losses for the period, except for gains and losses generated by swaps used to finance the group affiliates which are recorded as an adjustment of the interest expense.

Conventional way purchases and sales of financial assets are accounted for at trade date.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the net profit and loss for the period. Such transactions had no significant impact on the 2002 foreign exchange result.

Interest rate exposure

Following the 2000 capital increases, the Company has reached a low level of indebtedness. As a result, the Company is not significantly exposed to interest rate risk fluctuations. Consequently, it has not entered into any derivative contracts to hedge interest rate risk.

Financial counterparty risk

Derivatives and all significant cash deposits are undertaken with major financial institutions having an investment grade rating. Regarding cash deposits, a few exceptions exist in certain countries for operational reasons when individual amounts are not significant.

Fair value of derivatives

Derivatives financial instruments’ fair value is calculated at inception and over the life of the derivative.

Forward exchange contracts’ fair value at inception is zero. Valuation during and at expiration of the forward contract term is calculated according to the following parameters communicated by the Company’s banks’ counterparts:

•	spot foreign exchange rate when valuation is performed,
•	interest rate differential between the two currencies,
•	time to expiration,
•	notional amount of the contract.

Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

Option contracts’ value, at origination, is the initial premium paid or received. Over the life of the option and at expiration, fair value is determined using standard option pricing methodology (Black & Scholes model), based on market parameters obtained from official information providers or indicative central banks fixings, and using the following basic variables:

•	market value of the underlying security,
•	option strike price,
•	volatility, communicated by the Company’s banks’ counterparts,
•	risk-free interest rate,
•	expiration date of the option.

Concentration of credit risk

Financial instruments that could potentially subject the Company to concentrations of credit risk are limited due to its broad geographic and customer distribution. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2002, 2001 and 2000. The Company maintains adequate allowances for potential credit losses and performs ongoing credit evaluations. As of December 31, 2002, the Company did not have any significant concentration of business transacted with a particular customer or lender that could, if suddenly eliminated, severely impact our operations. Cash and cash equivalents are invested with several major financial institutions.

Advertising and promotional costs

The Company expenses the costs of advertising and promotional costs when such costs are incurred. Advertising and promotional expense was € 5,735 thousand, € 6,995 thousand and € 9,331 thousand for the years ended December 31, 2002, 2001, and 2000, respectively.

GEMPLUS INTERNATIONAL SA

3. PUBLIC OFFERING, COMMON CONTROL TRANSACTIONS, TREASURY SHARES, ACQUIRED AND DISPOSED OPERATIONS

Public offering

On December 8, 2000 the Company completed a public offering of 15,000,000 new ordinary shares. These shares were sold in a single global offering totaling 81,401,445 shares of which 15,000,000 new ordinary shares were offered by the Company and 66,401,445 shares were offered by certain existing shareholders of the Company. Total proceeds from the global offering, before underwriting discounts, commissions and fees of € 37,068 thousand, were € 488,409 thousand which resulted in an allocation of proceeds of € 90,000 thousand to the Company and
€ 398,409 thousand to selling shareholders. The Company’s net proceeds from the offering, after underwriting discounts, commissions and fees of € 7,410 thousand, were € 82,590 thousand.

Common control transactions

In February 2000, 95.1% of the shareholders of Gemplus SA, a French corporation and former holding company of the Group, exchanged their shares of Gemplus SA for shares in Gemplus International SA, a newly formed Luxembourg corporation on a one for one basis. This transaction has been accounted for using historical cost basis accounting.

As at December 31, 2002, certain shares held by employees or former employees had not yet been contributed. Shares still to be contributed correspond to the equivalent of 4,288,150 Gemplus International SA shares representing 0.67% of the shareholdings of Gemplus International SA, which in total was represented by 637,859,088 shares as at December 31, 2002. Since the shares of Gemplus SA are not available for sale to the general public but can be converted into shares of Gemplus International SA upon request, it has been considered certain that the shares will be converted. They have thus been included in both the basic and diluted earnings per share calculations. As of December 31, 2002, certain options held by employees under the Gemplus SA share option plans had not been exercised. Following exercise of these options, the corresponding Gemplus SA shares will be contributed by their holders to Gemplus International SA.

Treasury shares

During the third quarter of 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Opérations de Bourse on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of € 3.17 per share. In addition, as described in Note 31, the Company’s former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International SA shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary had made to him in 2000 and in 2001. As at December 31, 2001, the Company held 35,705,936 shares of its outstanding common stock. At the Extraordinary General Meeting of Shareholders held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company’s stock repurchase program, as well as the cancellation of the 30,743,679 shares held by its indirect subsidiary at the time as such shares may be transferred to the Company. The 4,634,859 shares were cancelled without reduction of the issued share capital of the Company but with a consequential increase of the accounting par of the shares in issue. During the third quarter of 2002, the Company purchased 656,024 shares of its outstanding common stock from two former Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement. As at December 31, 2002, the Company held 31,727,101 shares of its outstanding common stock. The 30,743,679 shares transferred by Mr. Perez to the Company’s indirect subsidiary were distributed to the Company and cancelled on March 10, 2003.

Treasury shares variation is as follows:

Number of treasury shares

As at December 31, 2000	698,250
Purchase of shares pursuant to the Company’s share repurchase program	4,900,534
Shares held by the Company’s indirect subsidiary following transfer of shares by senior management	30,743,679
Sale of treasury shares	(636,527)

As at December 31, 2001	35,705,936

Cancellation of treasury shares	(4,634,859)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	656,024

As at December 31, 2002	31,727,101

Acquired operations

In November 2000, the Company completed its acquisition of Celocom Limited (“Celo”), an electronic transaction security business. The total purchase consideration of € 55,725 thousand was comprised of cash of € 30,574 thousand and 4,191,776 ordinary shares amounting to € 25,151 thousand. The acquisition was recorded under the purchase method of accounting, and accordingly, the assets acquired and liabilities assumed were recorded at estimated fair values. Incremental fair value adjustments included € 3,387 thousand for developed software. Such intangible asset is being amortized using the straight-line method over its estimated useful lives of three years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of € 54,385 thousand. Such goodwill is being amortized using the straight-line method over five years.

FINANCIAL STATEMENTS

In October 2000, the Company completed its acquisition of SLP InfoWare SA (“SLP”), a software developer in the wireless services business. The total purchase price paid for SLP was € 51,177 thousand, comprised of cash of € 49,000 thousand and 362,863 in ordinary shares amounting to € 2,177 thousand. The acquisition was recorded under the purchase method of accounting, and accordingly, the assets acquired and liabilities assumed were recorded at estimated fair values. Incremental fair value adjustments included € 8,400 thousand for developed software and € 1,700 thousand for patents. Developed software and patents are being amortized using the straight-line method over their estimated useful lives of three years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of
€ 37,153 thousand.

During 2002, goodwill was written-off based on impairment testing. As a result, a € 22,124 thousand goodwill amortization expense was recorded in the 2002 statement of income (see Note 8). Due to significantly declining sales of SLP software, the Company decided to either cease or to sell SLP operations. The net book value of other intangible assets resulting from the acquisition (developed software and patents) was also expensed, resulting in a restructuring charge amounting to € 2,750 thousand in the 2002 Consolidated Statement of Income.

On a pro-forma basis, as if Celo and SLP had been acquired at the beginning of fiscal year 2000, revenue and expenses with the exception of goodwill amortization would not differ materially from the amounts reported in the Company’s accompanying consolidated financial statements for the year ended December 31, 2000. On a pro-forma basis, amortization of related goodwill would have reduced net income by
€ 15,586 thousand in 2000. On a pro-forma basis, basic earnings per share and diluted earnings per share would have been reduced by 0.03 and 0.03, respectively, for the year ended December 31, 2000.

In April 2000, the Company completed its acquisition of ODS (Oldenbourg Daten System), a German manufacturer of memory chip phone and bankcards as well as microprocessor pay-TV cards. The final purchase consideration was € 21,713 thousand. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of € 8,138 thousand. Such goodwill is being amortized using the straight-line method over five years.

During 2002, 2001 and 2000, the Company acquired various other companies, mainly with activities in the field of research and development. The impact of these acquisitions on the consolidated financial statements was not material.

In 2000, purchase of activities net of cash acquired and corresponding goodwill can be analyzed as follows:

(in thousands of euros)

	Celo	SLP	ODS and others	Total

Cash payments	30,574	49,000	19,801	99,375
Cash acquired	(325)	(10)	—	(335)

Purchase of activities net of cash acquired	30,249	48,990	19,801	99,040

Advance payments made during 1999	—	—	3,990	3,990
Consideration paid in shares	25,151	2,177	—	27,328

Acquisition costs net of cash acquired	55,400	51,167	23,791	130,358

Developed software	3,387	8,400	—	11,787
Patents	—	1,700	—	1,700
Property, plant and equipment	466	144	11,344	11,954
Accounts receivable and other current assets	965	5,549	9,470	15,984
Deferred tax assets (liabilities) net	(102)	1,165	2,795	3,858
Bank overdrafts	(3,173)	(135)	—	(3,308)
Accounts payable and other current liabilities	(528)	(2,809)	(9,680)	(13,017)

Fair value of net assets acquired	1,015	14,014	13,929	28,958

Goodwill	54,385	37,153	9,862	101,400

Disposed operations

On August 23, 2001, the Company completed the sale of its subsidiary SkiData AG (“SkiData”), the Company’s electronic access-control solutions business unit, to Kudelski SA, for € 117,500 thousand, of which € 33,500 thousand was received in cash and € 84,000 thousand was received in shares, which the Company immediately resold for € 84,000 thousand to a designee of Kudelski. As a result of the transaction, the Company’s 2001 Consolidated Statement of Income only includes SkiData’s operational results up to August 23, 2001.

In connection with the agreement that was reached between the Company and Kudelski SA to sell SkiData, the Company entered into an agreement with Meridiana-Werzalit BV (“Meridiana”) to purchase the remaining shares of SkiData held by Meridiana, a minority shareholder. Pursuant to this agreement signed on June 23, 2001, the Company purchased 700,000 shares of SkiData, representing 20% of SkiData’s issued share capital, for a total purchase consideration of € 13,081 thousand. This consideration was negotiated on the basis of an amendment to the purchase agreement dated

GEMPLUS INTERNATIONAL SA

March 1997 pursuant to which the Company had purchased the first 80% of SkiData’s shares.

In addition, on June 23, 2001, the Company entered into an agreement with Meridiana, pursuant to which Meridiana transferred to the Company in exchange for a payment of € 1 all of its rights concerning a loan of € 3,634 thousand granted to SkiData. This loan had been granted to SkiData in 1996 by Constantia, an Austrian corporation, subsidiary of Meridiana and former principal shareholder of SkiData, and was repayable under specific conditions, none of which had been met as at June 23, 2001. This transaction was recorded by the Company as a reduction of the € 13,081 thousand consideration paid to Meridiana to acquire the remaining 20% of SkiData’s shares.

The acquisition of the remaining 20% of SkiData’s shares was recorded under the purchase method of accounting. The excess of the net purchase price of € 9,446 thousand over the fair market value of the shares acquired generated a goodwill of € 7,530 thousand.

On July 31, 2001, the Company completed the sale of its Tag electronic smart labels solutions business to Axa Private Equity, for € 3,007 thousand. As a result of the transaction, the Company’s 2001 consolidated statement of income only includes Tag activities’ operational results up to July 31, 2001.

In 2001, disposal of activities net of cash disposed could be analyzed as follows:

(in thousands of euros)

SkiData and Tag

Consideration received in cash	36,507
Consideration received in shares immediately resold	84,000

Proceeds from sale of activities	120,507

Cash disposed	(3,506)

Proceeds from sale of activities, net of cash disposed	117,001

Fees	(8,270)

Proceeds from sale of activities, net of fees	108,731

Intangible assets	1,010
Property, plant and equipment	5,972
Financial assets	2,335
Accounts receivable and other current assets	60,485
Bank overdrafts	(25,538)
Accounts payable and other current liabilities	(26,504)
Long-term liabilities	(895)
Currency translation adjustment	577

Net assets sold	17,442

Goodwill disposed	22,975

Net gain on disposal of activities	68,314

4. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

(in thousands of euros)

December 31	2002	2001	2000

Trade accounts receivable, gross	157,399	201,481	323,987
Less, allowances for doubtful accounts	(12,486)	(12,846)	(12,711)

Trade accounts receivable, net	144,913	188,635	311,276

5. INVENTORY

Inventory consists of the following:

(in thousands of euros)

December 31	2002	2001	2000

Raw materials and supplies	34,098	63,621	60,540
Work-in-process	67,883	79,394	79,103
Finished goods	8,901	14,738	45,586

Inventory, gross	110,882	157,753	185,229

Less, inventory allowance	(14,369)	(17,959)	(11,128)

Inventory, net	96,513	139,794	174,101

6. OTHER CURRENT ASSETS

Other current assets include the following:

(in thousands of euros)

December 31	2002	2001	2000

Value added tax receivable	40,349	36,209	36,205
Other taxes receivable	9,175	13,870	596
Foreign currency hedges	10,371	—	23,284
Advance facility to supplier	9,598	21,539	10,747
Advance payments to non-trade suppliers	2,356	7,816	7,328
Prepaid expenses	15,129	9,646	9,293
Advance payments to trade suppliers	3,369	4,572	2,049
Prepaid pension cost	504	982	1,032
Other current assets	2,631	9,099	6,843

Total other current assets	93,482	103,733	97,377

During the fourth quarter 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility for € 37.6 million. The advance facility matured over a period of three years and earns rebates at a rate of 7.5% per annum, such rebate being deemed to include interest receivable on the loan. Following the economic downturn

FINANCIAL STATEMENTS

in the wireless market, the Company has reduced its purchases of microprocessor chips and therefore could not earn enough rebates to cover the interest receivable on the loan. As a result, the advance facility was remeasured at amortized cost, resulting in a € 2,022 thousand financial expense in the 2001 consolidated statement of income. As of December 31, 2001, no repayment had occurred and the outstanding balance of the advance facility was € 37,694 thousand, of which € 21,539 thousand was recorded under other current assets and € 16,154 thousand under other non-current assets. An amendment to the supply and advance facility agreement was signed in October 2002, pursuant to which loan reimbursement and interest were disconnected from volumes of purchases. Repayments were rescheduled and extended until December 2004. In 2002, payments amounted to € 9,892 thousand. The measurement at amortized cost of the advance resulted in an amount of € 1,913 thousand recorded as financial in the 2002 Consolidated Statement of Income. As of December 31, 2002, the outstanding balance of the advance facility was € 23,994 thousand, of which € 9,598 thousand was recorded under other current assets and € 14,396 under other non-current assets.

Fair values of hedging instruments on foreign currency contracts are recorded in other current assets or liabilities. The corresponding changes in fair value are recognized in earnings or in equity.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following:

(in thousands of euros)

December 31	2002	2001	2000

Land	6,838	7,169	5,204
Buildings	162,996	136,570	104,023
Machinery and equipment	319,760	346,267	334,620
Buildings and Machinery in progress	23,083	36,807	18,187

Property, plant and equipment, gross amount	512,677	526,813	462,034

Buildings, accumulated depreciation	(53,275)	(44,606)	(35,072)
Machinery and equipment, accumulated depreciation	(242,458)	(213,423)	(177,046)

Property, plant and equipment, accumulated depreciation	(295,733)	(258,029)	(212,118)

Property, plant and equipment, net	216,944	268,784	249,916

Interest is capitalized during the new construction or upgrade of qualifying assets. In 2002, interest was capitalized in the amount € 324 thousand, in connection with the construction of a research and development and office building located in La Ciotat, France. No interest was capitalized in 2001 and 2000.

Property, plant and equipment variation analysis is as follows:

(in thousands of euros)

	Gross	Accumulated
	amount	depreciation

December 31, 2001	526,813	(258,029)
Additions and amortization expense	31,953	(72,376)
Disposals and retirements	(24,521)	22,896
Effect of acquisitions and disposals	2,547	(511)
Exchange rate differences	(24,115)	12,287

December 31, 2002	512,677	(295,733)

Included below are amounts related to assets subject to capital leases, which have been included in the balance of property, plant and equipment.

(in thousands of euros)

December 31	2002	2001	2000

Land	3,334	3,459	2,756
Buildings	64,579	42,672	45,937
Construction in progress	1,494	5,711	—

Property, plant and equipment under capital lease, gross	69,407	51,842	48,693

Less, accumulated depreciation	(18,865)	(15,887)	(14,779)

Property, plant and equipment under capital lease, net	50,542	35,955	33,914

8. GOODWILL

Goodwill consists of the following:

(in thousands of euros)

December 31	2002	2001	2000

Goodwill	165,443	163,402	186,080
Goodwill, accumulated amortization	(92,256)	(46,822)	(30,271)

Goodwill, net	73,187	116,580	155,809

Goodwill variation analysis is as follows:

(in thousands of euros)

	Gross	Accumulated
	amount	depreciation

December 31, 2001	163,402	(46,822)
Additions and amortization expense	1,093	(47,117)
Effect of change for acquisitions and disposals	5,344	167
Exchange rate differences	(4,396)	1,516

December 31, 2002	165,443	(92,256)

Goodwill is being amortized on a straight-line basis over periods of five to twenty years. Goodwill is reviewed for impairment based on expectations

GEMPLUS INTERNATIONAL SA

of future cash flows, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

During 2002, the Company recorded a goodwill write-down of € 22,124 thousand based on impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP InfoWare SA (“SLP”) in October 2000. This charge was included in the statement of income under the caption “goodwill amortization”. During 2002, the Company decided to either sell or cease SLP operations, owing to a significant decline in sales of SLP software.

9. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

(in thousands of euros)

December 31	2002	2001	2000

Loans receivable from senior management, net of provision (67,582 in 2002, 0 in 2001 and 2000)	11,183	75,317	150,324
Software, net of accumulated amortization (19,550 in 2002, 12,381 in 2001 and 12,549 in 2000)	25,364	31,347	21,961
Long-term portion of advance facility to supplier (Note 6)	14,396	16,154	26,867
Research tax credit	13,215	12,144	18,877
Patents and patent rights, net of accumulated amortization (4,388 in 2002, 4,865 in 2001 and 5,046 in 2000)	5,370	6,150	5,798
Rental deposits	1,902	1,622	1,978
Employee loans and other related loans	275	850	1,778
Prepaid expenses — long-term portion	8,738	—	—
Other loans and assets	4,376	6,888	6,460

Total other non-current assets	84,819	150,472	234,043

As described in Note 31, loans were granted in 2000 to Mr. Perez and to Dr. Lassus pursuant to the terms of their employment. During 2001, Mr. Perez partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to the Company’s Consolidated Statement of Income. During 2002, a provision amounting to € 67,582 thousand was recorded to cover the risk of possible non-reimbursement of the loan granted to Dr. Lassus, net of the amounts owned to Dr. Lassus. However, the Company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings. As at December 31, 2002, the outstanding balance of the loan, net of provision, was € 11,183 thousand. This net balance reflects a claimed amount offset against accrued management severance expenses with respect to Dr. Lassus (see Note 31).

Prepaid expenses — long-term portion relates to a one-time € 11,200 thousand pre-payment of royalties made in the second quarter 2002 in favor of a supplier. The pre-paid amount is being expensed through 2005, proportionally based on number of units sold to our customers.

10. RESEARCH AND DEVELOPMENT COSTS

Deferred development costs can be analyzed as follows:

(in thousands of euros)

December 31	2002	2001	2000

Gross amount at beginning of year	41,357	34,846	9,074
Accumulated amortization at beginning of year	(12,887)	(8,497)	(1,376)

Balance of beginning of year	28,470	26,349	7,698

Deferred during the year	15,301	6,511	13,984
Less, allowances	(17,861)	(4,390)	(7,120)

Impact for the year on income before tax	(2,560)	2,121	6,864

Software development arising from acquisition	—	—	11,787

Balance at end of year	25,910	28,470	26,349

Gross amount at end of year	56,658	41,357	34,846
Accumulated amortization	(30,748)	(12,887)	(8,497)

Balance at end of year	25,910	28,470	26,349

Capitalized development costs comprise software to be sold including software development arising from acquisitions (see Note 3).

Research and development expenses incurred during the year consist of the following:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Research and development expenditures	95,288	124,567	104,344
Deferred development costs, net	2,560	(2,121)	(6,864)
Grants including research tax credit	(5,608)	(9,561)	(6,702)

Total research and development	92,240	112,885	90,778

Due to the special tax status of the Company until 1999, the Company’s eligibility for certain research tax credits was legally uncertain. For this reason, the Company recorded an allowance against certain research tax credits arising between 1993 and 1999 that were included as a component of other non-current assets. In 2000, the Company obtained formal confirmation that these research tax credits will be received and reversed the allowance accordingly. The reversal amounting to € 12,486 thousand has been included as a separate line item of operating income in 2000.

FINANCIAL STATEMENTS

11. INVESTMENTS

Investments consist of the following:

(in thousands of euros)

December 31	2002	2001	2000

Equity affiliates	7,968	4,358	5,551
Goodwill related to equity affiliates	15,100	—	—
Accumulated depreciation on goodwill related to equity affiliates	(2,060)	—	—
Investments in non-marketable equity securities	17,367	31,173	22,867
Valuation allowance on investments	(15,287)	(14,107)	(11,684)

Investments	23,088	21,424	16,734

As at December 31, 2000, investments in equity securities included one public company, SCM, listed on the Nasdaq, which has a reasonably sized public float. Such shares were sold during 2001.

The Company has minority shareholdings in numerous non-public start-up companies. These shareholdings are recorded at cost. An allowance is recorded when there is reason to believe that an impairment in value has occurred, i.e., that the business model is questioned or that the business plan is not met.

12. ACCOUNTS PAYABLE

Accounts payable consist of the following:

(in thousands of euros)

December 31	2002	2001	2000

Trade accounts payable	73,930	102,566	235,982
Non-trade accounts payable	6,326	7,095	25,065

Total	80,256	109,661	261,047

13. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

(in thousands of euros)

December 31	2002	2001	2000

Restructuring-provision for reduction of workforce and other cash outlays	40,975	6,177	—
Deferred revenue	14,088	5,662	9,688
Management severance liability	9,975	21,113	—
Other accrued liabilities	5,767	5,700	4,614
Customer deposits	4,554	8,897	10,344
Allowances for customer claims	2,552	5,848	2,821
Short-term debt	1,677	4,840	24,307
Tax reimbursement liability on interest forgiven on loans to senior management	1,545	3,585	—
Litigation expenses	—	19,411	—
Foreign currency hedges	—	5,178	—
Provision for employee terminations	—	—	338
Other purchase acquisition liability	—	—	2,755

Total other current liabilities	81,133	86,411	54,867

As described in Note 31, the Company recorded in its 2001 Consolidated Statement of Income a € 25,691 thousand management severance expense. As at December 31, 2002 and 2001, the corresponding liability amounted to € 9,975 thousand and € 21,113 thousand, respectively. Respectively in 2002 and in 2001, this liability was comprised of a tax reimbursement payable on the portion of the loan that has been forgiven for € 337 thousand and € 6,502 thousand and termination benefits payable in cash for € 9,638 thousand and € 14,611 thousand.

As per the December 19, 2001 agreement with Dr. Lassus, the amount of € 9,638 thousand will be payable upon fulfillment of certain specific conditions.

Short-term debt consists of overdrafts that either result from the daily usage of cash in some of the Company’s foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company’s treasury management.

Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, one of the Company’s indirect subsidiaries has agreed to arrange for the interest on these loans to be forgiven from July 1st to December 31, 2001, and to assume any income tax resulting from this forgiveness. Interest related to the loans was accrued in the Consolidated Statement of Income, totaling € 3,139 thousand in 2000, € 4,877 thousand in 2001 and € 1,706 thousand in 2002. Income tax resulting from the forgiveness of interest from July 1st to December 31, 2001 was accrued in the 2001 Consolidated Statement of Income, resulting in a compensation expense of € 3,585 thousand reflected under general and administrative expenses.

As described in Note 26, the Company recorded a charge of € 18,120 thousand in its 2001 Consolidated Statement of Income with respect to the judgment on appeal rendered in October 2001 concerning the Humetrix litigation. This charge resulted in a total current liability (including a previously existing provision) of € 19,411 thousand in the balance sheet as at December 31, 2001. This liability has been settled in 2002.

Fair values of hedging instruments on foreign currency contracts are recorded in other current assets or liabilities. The corresponding changes in fair value are recognized in earnings or in equity.

14. LONG-TERM DEBT

Long-term debt consists of the following:

(in thousands of euros)

December 31	2002	2001	2000

Long-term debt	—	—	3,688
Use of medium and long-term creditlines	—	14	4,044

Total long-term debt	—	14	7,732

Less, current portion	—	—	(1,867)

Total long-term debt, less current portion	—	14	5,865

GEMPLUS INTERNATIONAL SA

As at December 31, 2000, long-term debt included a loan of € 3,634 thousand, granted in 1996 to SkiData by the former shareholder of SkiData, Meridiana. As described in Note 3, in connection with the sale of its SkiData subsidiary, the Company entered in 2001 into an agreement with Meridiana, pursuant to which Meridiana transferred to the Company in exchange for a payment of € 1 all of its rights concerning this loan.

At December 31, 2002, the confirmed credit facility available for the Company amounted to € 73,125 thousand.

In 1999, the Company entered into a € 150,000 thousand revolving credit facility with a syndicate of international banking institutions that bore interest at a floating rate, out of which € 73,125 thousand was available as at December 31, 2002. The Company has never drawn any amount under this revolving credit facility and decided in January 2003 to terminate it before its due date.

15. CAPITAL LEASES

Capital leases obligations outstanding as at December 31, 2002 are analyzed as follows:

(in thousands of euros)

2003	8,060
2004	7,447
2005	9,272
2006	6,681
2007	6,358
Thereafter	23,038

Total minimum lease payments	60,856

Less, amount representing interest	(12,218)

Present value of minimum obligations under capital leases	48,638

Less, current portion of obligations under capital leases	(6,098)

Long-term obligations under capital leases	42,540

In 1999, the Company entered into a sale-leaseback transaction with two major financial institutions for a duration of eleven years ending on December 31, 2010. The proceeds received amounted to € 28,270 thousand and relate to land and an industrial and office building located in Gémenos, France. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

In 2001, the Company entered into a sale-leaseback transaction with a major financial institution related to land and a research and development and office building located in La Ciotat, France. The building was under construction as at December 31, 2001 and was completed in October 2002. The capital lease will have a duration of twelve years ending in September, 2014. The proceeds received in 2002 amounted to € 15,962 thousand (2001: € 5,711 thousand). This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

16. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

(in thousands of euros)

December 31	2002	2001	2000

Non-current liabilities	53,293	29,989	42,184
Equity investments commitments	421	870	1,533

Total other non-current liabilities	53,714	30,859	43,717

Non-current liabilities variation analysis is as follows:

(Note 16 — continued)	(in thousands of euros)

	December 31,	Effect of	Increase in	Transfer within	Amounts	Amounts	December 31,
	2001	exchange	long-term	balance sheets	unused during	used during	2002
		rate changes	liabilities	items	the period	the period

Provision for patents claims	9,000	—	—	—	—	—	9,000
Provision for tax claims	13,727	(3)	5,932	20,300	—	(2,630)	37,326
Provision for litigation claims	2,300	(112)	—	(2,188)	—	—	—
Provision for pension costs	1,853	(58)	113	—	(42)	(86)	1,780
Other provisions	2,712	16	1,997	—	—	(1,435)	3,290
Government loans received	397	(11)	1,823	—	(265)	(47)	1,897

Total	29,989	(168)	9,865	18,112	(307)	(4,198)	53,293

FINANCIAL STATEMENTS

The Company pays royalties for the use of certain patents. In certain cases, due to the nature of the technology involved, the portion covered and the timing during which royalties are paid under the patent license agreements may be questioned. Based on past experience and known facts and circumstances as of the balance sheet date, the Company records a provision for potential claims.

From time to time, the Company and its subsidiaries are subject to tax claims from the tax authorities in the jurisdictions where the Company and its subsidiaries do business. The Company records a provision for tax risk based upon the most current information available to it and management’s judgment regarding the possible outcomes of any tax claim.

In November 2002, three French subsidiaries of the Company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The major components of the assessment relate to intercompany transactions, including transfer pricing, the invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. Although the aggregate assessment, including interest and penalties, approximates € 120 million, the Company believes that significant aspects of the claim are without justification and intends to contest the assessment vigorously.

By reason of the assessment, the Company increased its provision for tax risks at December 31, 2002 by € 5,932 thousand, and transferred the amount of € 20,300 thousand from a valuation allowance against deferred tax assets to provision for tax risks (see Note 19). The Company does not believe that the assessment will have a material effect on the Company’s liquidity and notes that certain of the taxes assessed result from timing adjustments that could reduce taxes in subsequent periods.

Certain subsidiaries of Gemplus International SA are eligible to receive government loans. These loans are only repayable when financed projects are commercially successful. For unsuccessful projects, the funds received do not have to be repaid and as appropriate the Company reverses the recorded liability.

17. RESTRUCTURING

In addition to the restructuring program that was implemented in the second quarter of 2001 (the “first restructuring program”), the Company announced two further restructuring and rationalization programs in 2002, on February 6 (the “second restructuring program”), and on December 9 (the “third restructuring program”). The Company recorded a total pre-tax restructuring charge of € 90,003 thousand in its 2002 consolidated statement of income, inclusive of all three restructuring programs, respectively € 1,514 thousand, € 80,808 thousand and € 7,681 thousand for the first, second and third program.

First restructuring program
(announced on May 2, 2001)

Pursuant to the Company’s announcement on May 2, 2001 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of € 28,466 thousand in its 2001 statement of income. This restructuring charge was in connection with the closure of a manufacturing facility in Germany, the downsizing of a research and development and services center in Canada, a reduction of the workforce following the combination of the Company’s financial services and e-business activities, and the rationalization of office facilities on a worldwide basis. An additional € 1,514 thousand pre-tax restructuring charge was recorded in the 2002 statement of income, reflecting primarily adjustments on consolidation of facilities charges.

The € 28,466 thousand charge recorded in 2001 consisted of € 15,386 thousand for headcount reductions, € 11,977 thousand for consolidation of facilities and related fixed assets and € 1,103 thousand for inventory write-offs.

The restructuring actions were taken to reduce manufacturing capacity, and, from a business standpoint, to better integrate resources, leverage technology trends, and minimize overlapping market requirements and partnerships in the financial services and e-business sectors.

The plan included the termination benefits of 497 employees representing 7% of the Company’s global workforce. Employee reductions occurred in the following areas: manufacturing organization 200 employees, research and development 123 employees, selling and marketing organizations 100 employees, system integration and consulting services 34 employees, and support functions 40 employees.

The majority of employee terminations were located in Germany (214 people), due principally to the closure of the Seebach manufacturing facility (198 people), and Canada (167 people), due to the downsizing of the research and development and services center in Montreal. The remaining 116 terminations of employment were located in different countries of the world.

Total cash outlays for the restructuring program are expected to amount to € 23,537 thousand, including € 15,829 thousand for termination of employment, and € 7,708 thousand for other related exit costs. Non-cash related actions, primarily consisting of assets and inventory write-offs, amounted to € 6,444 thousand.

Second restructuring program
(announced on February 6, 2002)

Pursuant to the Company’s announcement on February 6, 2002 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of € 80,808 thousand in its 2002 statement of income.

GEMPLUS INTERNATIONAL SA

This restructuring charge is in connection with the overall termination of 1,140 employees (including non-renewal of temporary employment contracts, reduction of subcontractors and natural attrition), representing approximately 16% of the Company’s global workforce as at December 31, 2001.

The second restructuring program affected all areas within the Company (Manufacturing, Selling, Marketing, Research and Development and General and Administrative functions). The overall reduction of the workforce was broken down as follows:

•	manufacturing organization: 550 employees,
•	general and administrative functions: 245 employees,
•	selling and marketing organization: 215 employees, and
•	research and development organization: 130 employees.

The € 80,808 thousand restructuring charge recorded in 2002 consisted of € 50,500 thousand for headcount reductions, € 16,600 thousand for consolidation of facilities and other exit costs, € 12,600 thousand related to fixed asset write-offs and € 1,108 thousand related to inventory write-offs.

The majority of headcount reductions are related to the social plans in France (587 employees), North America (180 employees), Germany (69 employees) and United Kingdom (68 employees). It also included reductions made in South America, Northern Europe, Eastern Europe and Asia.

The restructuring charge also included costs related to the rationalization of office facilities primarily in North America, the United Kingdom, Northern Europe and in the South of France, as well as asset write-offs related to the rationalization of these facilities. It also included costs related to the shutdown of a personalization center near Paris, France, to the reduction of production floor space in one of the German factories as well as to the closure of a research and development center in Europe. Asset write-offs also included the costs associated with the write-down of a research and development project in Europe.

The Company expects to record an additional € 500 thousand restructuring charge related to additional employee terminations in North America. As accounting criteria for recognition were not met at December 31, 2002, these costs will be recorded during the first quarter of 2003.

Third restructuring program
(announced on December 9, 2002)

Pursuant to the Company’s announcement on December 9, 2002 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of € 7,681 thousand in its 2002 statement of income. This restructuring charge consisted of € 6,926 thousand for the write-off of certain assets, primarily in relation to SLP and China operations, and of € 755 thousand for other exit costs.

The Company expects to record a total restructuring charge of approximately € 82,100 thousand in connection with this further restructuring program, which involves the termination of about 1,100 employees globally (483 in France), and the rationalization of production sites of office facilities on a worldwide basis.

The third restructuring program will affect all organizations within the Company (manufacturing, selling, marketing, research and development and general and administrative functions). The overall expected reduction in the workforce (including subcontractors) can be broken down as follows:

•	manufacturing organization: 695 employees,
•	general and administrative functions: 183 employees,
•	selling and marketing organization: 95 employees, and
•	research and development organization: 127 employees.

The total expected restructuring charge of € 82,100 thousand relating to this program includes € 59,100 thousand for termination of employment, and € 9,100 thousand for other related exit costs. Non-cash related items, primarily consisting of the write-off of assets, amount to € 13,900 thousand.

As at December 31, 2002, the Company had not met the requirements to record the severance obligations and other exit costs as required by International Accounting Standards.

Total cash outlays

In 2002, total cash outlays for the restructuring programs amounted to € 33,400 thousand. This can be broken down as follows:

•	€ 5,500 thousand for the first restructuring program,
•	€ 27,500 thousand for the second restructuring program,
•	€ 400 thousand for the third restructuring program.

FINANCIAL STATEMENTS

Restructuring activity

for the years ended December 31, 2002 and 2001

(in thousands of euros)

	Reduction	Non-cash	Total
	of workforce	write-offs
	and other	of assets
	cash outflows

FIRST RESTRUCTURING PROGRAM
2001 restructuring charge	22,022	6,444	28,466
Amount utilized in 2001	(15,466)	—	—
Exchange rate differences	(379)	—	—
Restructuring reserve as at December 31, 2001	6,177	—	—

2002 restructuring charge	1,514	—	1,514
Amount utilized in 2002	(5,492)	—	—
Exchange rate differences	(141)	—	—
Restructuring reserve as at December 31, 2002	2,058	—	—

SECOND RESTRUCTURING PROGRAM
2002 restructuring charge	66,919	13,889	80,808
Amount utilized in 2002	(27,446)	—	—
Exchange rate differences	(868)	—	—
Restructuring reserve as at December 31, 2002	38,605	—	—

THIRD RESTRUCTURING PROGRAM
2002 restructuring charge	755	6,926	7,681
Amount utilized in 2002	(443)	—	—
Restructuring reserve as at December 31, 2002	312	—	—

TOTAL 2002 restructuring charge	69,188	20,815	90,003

TOTAL restructuring reserve as at December 31, 2002	40,975	—	—

18. OTHER INCOME (EXPENSE) NET

Other income (expense) net consists of the following:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Gain (loss) on investments	(6,444)	66,425	14,035
Gain (loss) on equity investments	(3,084)	(3,505)	(4,542)
Foreign exchange gain (loss)	(15,106)	(12,618)	(889)
Gain (loss) on sale and disposal of fixed assets	63	(189)	169
Minority interests	(4,333)	(4,432)	(8,801)

Total other income (expense) net	(28,904)	45,681	(28)

As indicated in Note 11, the Company may hold minority shareholdings in various related high technology companies. In 2000, the sale of Intercall shares generated a profit of € 11,765 thousand. Prior to these sales of shares, the Company owned approximately 6% in both Intercall and SCM and less than 2% in Verisign. Subsequent to these share sales the Company owned less than 2% interest in each of these respective companies. As at December 31, 2002 and 2001, the Company had no more interests in these companies.

The € 66,425 thousand net gain on investments recorded in 2001 primarily included a € 68,314 thousand one-time gain generated from our SkiData and Tag divestitures (see Note 3).

19. INCOME TAXES

The components of income taxes benefit (provision) are as follows:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Current taxes	(9,667)	(4,074)	(28,044)
Deferred taxes	543	18,258	(1,587)

Total taxes benefit (provision)	(9,124)	14,184	(29,631)

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Income (loss) before taxes	(311,767)	(114,404)	128,709

Income tax calculated at corporate tax rate*	94,715	42,845	(48,202)
Effect of tax exemption	(15,551)	15,144	12,496
Effect of different tax rates	13,434	(916)	17,180
Effect of release of valuation allowance	1,351	4,154	—
Effect of unrecognized tax assets	(79,548)	(40,533)	(9,367)
Provision for tax risks	(5,932)	—	—
Effect of expenses non deductible and revenues non taxable	(3,900)	353	2,458
Effect of goodwill amortization resulting from mergers and acquisitions (Note 3)	(13,693)	(6,863)	(4,196)

Income tax expense for the year	(9,124)	14,184	(29,631)

*	Luxembourg tax rate of 30.38% in 2002, 37.45% in 2001 and 2000.

GEMPLUS INTERNATIONAL SA

The components of the net deferred tax asset recorded at December 31, 2002, 2001 and 2000 are:

(in thousands of euros)

December 31	2002	2001	2000

ASSETS
Loss carryforward	158,538	82,978	39,806
Excess book over tax depreciation and amortization	4,681	2,646	2,957
Other temporary differences	54,807	32,674	21,961
Valuation allowance	(138,229)	(82,048)	(48,358)

LIABILITIES
Excess tax over book depreciation and amortization	(18,175)	(4,349)	(2,296)
Other temporary differences	(19,948)	(9,753)	(9,246)

Net deferred tax asset	41,674	22,148	4,824

Deferred tax asset	41,674	22,148	7,120
Deferred tax liability	—	—	(2,296)

Net deferred tax asset	41,674	22,148	4,824

Certain French subsidiaries, including Gemplus SA, incurred significant losses during 2001 and 2002. As the restructuring plan announced in December 2002 will continue to be implemented in 2003, it is anticipated that further tax losses will be generated in that fiscal year in France. The use of the operating losses on a carry forward basis will mainly depend upon the successful implementation of the restructuring plan and the recovery of the wireless communication market, which is difficult to predict accurately. Management recognizes that, given the guidelines under Generally Accepted Accounting Principles, future profitability, thus, cannot be clearly evidenced taking into account the uncertainty of the market and the current losses anticipated for our French operations. As a result, in 2002, the Company has booked a valuation allowance against these operating losses, net of other deferred tax assets and liabilities, in the amount of € 57,699 thousand. This valuation allowance has no significant impact on the 2002 result because it mainly includes net deferred tax assets generated in that particular fiscal year. In 2001, the valuation allowance had been partially released following favorable outcomes on certain tax investigations by tax authorities.

In late November 2002, three French subsidiaries, including Gemplus SA, received a tax assessment primarily relating to the fiscal years 1998 through 2000. The total amount of tax assessed, including penalties and interest, approximates € 120 million. The major components of the main assessment relate to intercompany transactions, including transfer pricing, the invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. A number of the reassessments are of a temporary nature where future adjustments, if any, will have a positive impact in later taxable periods. The Company believes that significant aspects of the assessments are without justification and intends to vigorously contest them.

Consequently, the provision for tax claims was increased by € 5,932 thousand in 2002, and an amount of € 20,300 thousand was transferred from valuation allowance to provision for tax risks (see Note 16).

At December 31, 2002, the Company had net operating loss carry forwards totaling € 158,538 thousand of which € 66,549 thousand and € 45,735 thousand are limited to five years and ten years respectively, and € 46,254 thousand may be used indefinitely. In those situations where under Generally Accepted Accounting Principles it is inappropriate to recognize deferred tax assets and other tax benefit items, management has provided a valuation allowance to reduce net deferred tax assets to the estimated realizable value.

Deferred income taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for when it is intended that these earnings will not be indefinitely reinvested in these entities.

Gemplus SA and certain of its French subsidiaries previously operated in a tax-exempt enterprise zone and the income related to their manufacturing activities in such a zone were exempt from income taxes for a ten-year period expiring between the fiscal years 1999 to 2002. The tax-free status for some of the major French entities expired during 1999. The Company has benefited from new temporary tax exemptions in 2000, 2001 and 2002, in certain countries.

The contribution of shares of Gemplus SA to Gemplus International SA, a Luxembourg company, has no effect on deferred tax assets and liabilities previously recognized.

20. ORDINARY SHARES

Gemplus International SA is a corporation incorporated in the Grand Duchy of Luxembourg. The authorized share capital of the Company is currently €400 million consisting of two billion shares with no legal par value.

On February 18, 2000, the Company issued 94,000,000 shares to Texas Pacific Group at € 3.51 per ordinary share, the fair value determined by the Board of Directors on February 2, 2000. Net proceeds from the issuance were € 319,704 thousand. In connection with this capital increase, the Company entered into a warrant agreement with Texas Pacific Group, a Company shareholder, and Dr. Lassus, the Company’s former chairman of the Board of Directors. Under this agreement, the Company granted the right to purchase another 56,400,000 shares at € 3.51 per share. These warrants were exercised on September 28, 2000, resulting in net additional proceeds of € 191,753 thousand (see Note 24).

In connection with the February 18, 2000 capital increase, the Company entered into an agreement, granting Texas Pacific Group, a Company shareholder, and Dr. Lassus the right to acquire additional shares at € 3.51 per share. On May 29 and 31, 2000, pursuant to this agreement, the Company increased its capital by issuing 61,873,300 new shares, which generated net proceeds of € 212,088 thousand.

FINANCIAL STATEMENTS

On June 21, 2000, a general meeting of shareholders approved a fifty-for-one stock split of the Company’s ordinary shares held by shareholders of record as of the close of business on June 20, 2000. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the split for all periods presented.

On August 25, 2000 and September 28, 2000, the Company issued 61,487,358 shares pursuant to employment arrangements with Mr. Perez and with Dr. Lassus (see Note 31). These shares included 20,495,786 free shares and 40,991,572 shares resulting from the exercise of stock options at an exercise price of € 3.51 per share. The corresponding capital increase net of issuance costs was € 142,615 thousand.

On December 8, 2000 the Company completed a public offering resulting in the issuance of 15,000,000 new ordinary shares. The Company’s net proceeds from the offering were € 82,590 thousand (see Note 3).

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of € 25,151 thousand. Out of these € 25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of € 838 thousand was allocated to share capital, as the corresponding shares were issued. Pursuant to the acquisition agreement, the shares issued have been transferred to a financial institution and put in escrow with such institution until release of such shares in accordance with the terms of the agreement.

As at December 31, 2002, all shares had been released and are no longer in escrow.

As part of the purchase price related to the acquisition of SLP InfoWare SA in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of € 2,177 thousand. Out of these € 2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of € 73 thousand was allocated to share capital, as the corresponding shares were issued.

During 2001, the Company issued 7,296,500 shares following the contribution of 145,930 shares of Gemplus SA held mainly by employees. For accounting purposes, these shares were already assumed to be a component of the shareholder’s equity.

During 2001, the Company issued 2,116,850 shares following the exercise of Gemplus International SA stock options held by employees.

In addition, in 2001, the Company purchased at fair market value 80,587 shares of Gemplus SA, equivalent to 4,029,350 shares of Gemplus International SA, held by two former executive officers of the Company, thus reducing the Company’s shareholders’ equity.

During 2002, the Company issued 699,100 shares following the exercise of Gemplus SA stock options held by employees.

During 2002, the Company issued 2,525,150 shares following the contribution of 50,503 shares of Gemplus SA held mainly by employees. For accounting purposes, these shares were already assumed to be a component of shareholders’ equity.

During 2002, the Company issued 398,350 shares following the exercise of Gemplus International SA stock options held by employees.

During the third quarter of 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Opérations de Bourse on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of € 3.17 per share. In addition, as described in Note 31, the Company’s former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International SA shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001. Consequently, as at December 31, 2001, the Company held directly 4,780,907 shares of its outstanding common stock and an indirect subsidiary held 30,925,029 shares of its outstanding common stock.

At the Extraordinary General Meeting of shareholders held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company’s stock repurchase program, in addition to the cancellation of 30,743,679 shares held by its indirect subsidiary at the time as such shares may be transferred to the Company. The 4,634,859 shares were cancelled without reducing the issued share capital of the Company but this caused a consequential increase of the accounting par of the shares in issue.

During the third quarter of 2002, the Company purchased 656,024 shares of its outstanding common stock from two former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

As at December 31, 2002, the Company held 31,727,101 shares of its outstanding common stock. The 30,743,679 shares returned by Mr. Perez were cancelled on March 10, 2003.

As described in Note 3, the total amount of shares to be issued by Gemplus International SA upon the contribution of Gemplus SA shares amounted to 4,288,150 shares, representing 0.67% of the shareholdings of Gemplus International SA, which represented a total of 637,859,088 shares outstanding as at December 31, 2002.

GEMPLUS INTERNATIONAL SA

The number of shares as of December 31, 2002 can be analyzed as follows:

Number of shares outstanding	633,570,938
Gemplus SA shares to be contributed	4,288,150

Number of shares outstanding including shares to be contributed	637,859,088
Treasury shares	(31,727,101)

Basic number of shares outstanding	606,131,987
Options outstanding	76,017,819
Warrants outstanding	2,561,973

Number of shares on a fully diluted basis	684,711,779

The number of shares on a fully diluted basis is not representative of the number of shares used in computing net income per share. Net income per share is calculated using the weighted average number of shares and dilutive equivalent shares from stock options and warrants using the treasury stock method (see Note 21).

As at December 31, 2002, 69,135,081 shares are reserved for shares issuable under the different share options plans (see Note 24)

21. NET INCOME (LOSS) PER SHARE CALCULATION

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows. As net losses have been reported in 2002 and 2001, the dilutive effects of stock options, warrants and shares to be issued following acquisitions in 2000 of Celocom Limited and SLP InfoWare SA were excluded of net loss per share calculation in these periods.

Gemplus SA shares to be contributed are included in the weighted average number of common shares outstanding (see Note 3 - Common control transactions).

22. COMPREHENSIVE INCOME

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in capital in the shareholders’ equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders’ equity section of the balance sheets as at December 31, 2002, 2001 and 2000, respectively, were as follows:

(in thousands of euros)

December 31	2002	2001	2000

Cumulative translation adjustment	1,873	(3,567)	376
Net unrealized gain (loss) on hedging instruments qualifying as effective	6,698	(401)	—

Cumulative other comprehensive income	8,571	(3,968)	376

The components of comprehensive income for the year ended December 31, 2002, 2001 and 2000, respectively, were as follows:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Net income (loss)	(320,891)	(100,220)	99,078
Change in cumulative translation adjustment	5,440	(3,943)	(2,438)
Effect of adopting IAS 39 as at January 1, 2001	—	9,093	—
Change in fair value of available-for-sale financial assets	—	(286)	—
Change in fair value of derivatives qualifying as effective hedging instruments	7,099	(9,208)	—

Change in cumulative other comprehensive income	12,539	(4,344)	(2,438)

Comprehensive net income (loss)	(308,352)	(104,564)	96,640

(Note 21 — continued)	(in thousands of euros, except shares and per share data)

Years ended December 31	2002	2001	2000

Net income / (loss) (numerator)	(320,891)	(100,220)	99,078

Shares used in basic net income per share calculation (denominator):

Weighted average number of common shares outstanding	606,222,660	636,992,392	497,523,946

Dilutive effect of stock options	1,516,176	24,661,319	33,981,118
Dilutive effect of warrants	28,073	1,006,546	7,672,160
Dilutive effect of shares to be issued following acquisitions of Celo and SLP	—	167,936	78,982

Weighted average diluted number of shares outstanding	607,766,909	662,828,193	539,256,206

Shares used in diluted net income per share (denominator)	606,222,660	636,992,392	539,256,206

FINANCIAL STATEMENTS

23. PENSION PLANS

Pensions

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are restricted to a lump-sum length of service award payable at the date that the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a long-term liability in the balance sheet, together with pension liabilities. The pension obligation in France amounts to € 1,338 thousand, € 1,295thousand and € 1,079 thousand at December 31, 2002, 2001 and 2000, respectively.

The Company operates pension plans in other countries. The Company’s principal plan is a contributory defined benefit plan open to all employees in the United Kingdom.

The Company also offers an Employee Investment Plan (EIP) to all United States employees under section 401 (k) of the United States Internal Revenue Code. Company contributions to the EIP plan amounted to approximately € 1,240 thousand, € 1,903 thousand and € 1,749 thousand in 2002, 2001 and 2000, respectively.

Net periodic pension costs for the principal defined benefit plan for the years ended December 31, 2002, 2001 and 2000, comprise the following elements:

(in thousands of euros)

December 31	2002	2001	2000

Current year service cost	1,549	1,640	1,088
Interest accrued on pension obligations	1,346	1,275	1,109
Actual loss (return) on plan assets	2,915	2,621	477
Net deferral	(4,339)	(4,261)	(1,974)

Total pension costs	1,471	1,275	700

The following table sets forth the funded status of pension plans:

(in thousands of euros)

December 31	2002	2001	2000

Accumulated benefit obligation	26,234	23,880	20,683
Projected benefit obligation	27,745	25,287	21,873
Plan assets at fair value	15,233	18,110	19,043

Projected benefit obligation in excess of plan assets	(12,512)	(7,177)	(2,830)

Unrecognized net loss	12,951	8,138	3,846

Net prepaid pension cost	439	961	1,016

The following weighted average rates were used in the calculation of projected benefit obligation:

December 31	2002	2001	2000

Discount rate	6%	6%	6%
Expected rate of return on plan assets	8%	8%	8%
Assumed rate of compensation increase	4%	4%	4%

Post-retirement benefits other than pensions

Substantially all of the Company’s employees are covered under Government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.

24. SHARE OPTION PLANS

The Company may grant, under various employee share option plans (the “Plans”), options to purchase or subscribe ordinary shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant.

The options must be exercised within seven to ten years of the date of grant and typically vest equally over a period of three to four years.

GEMPLUS INTERNATIONAL SA

Share option activity was as follows:

	Number of options	Number of	Price	Average price
	authorized not yet granted	options outstanding	per share	per share

Balances, December 31, 1999	9,781,100	47,623,950	€ 0.47 - € 2.29	€ 1.80

Options exercised	—	(54,730,122)	€ 0.47 - € 3.51	€ 2.99
Options granted	(115,636,673)	115,636,673	€ 2.29 - € 6.00	€ 4.26
Options authorized	150,991,572	—	—	—

Balances, December 31, 2000	45,135,999	108,530,501	€ 0.77 - € 6.00	€ 3.82

Options exercised	—	(5,114,850)	€ 0.77 - € 3.51	€ 1.62
Options granted	(2,554,590)	2,554,590	€ 2.80 - € 7.96	€ 2.97
Option terminated unexercised	9,208,833	(11,510,133)	€ 0.77 - € 7.96	€ 4.66
Options authorized	—	—	—	—

Balances, December 31, 2001	51,790,242	94,460,108	€ 0.77 - € 7.96	€ 3.82

Options exercised	—	(1,097,450)	€ 0.83 - € 2.29	€ 1.51
Options granted	(31,389,884)	31,389,884	€ 0.84 - € 2.68	€ 1.24
Option terminated unexercised	48,734,723	(48,734,723)	€ 0.83 - € 7.96	€ 4.71
Options authorized	—	—	—	—

Balances, December 31, 2002	69,135,081	76,017,819	€ 0.83 - € 7.96	€ 2.17

The following table summarizes information with respect to share options outstanding and exercisable at December 31, 2002:

Exercise	Number	Weighted average	Number
prices	of options	remaining	of options
	outstanding	contractual life	exercisable
(in euros)		(years)

0.83	995,250	1.0	995,250
0.84	8,000,000	9.7	—
1.13	16,949,508	9.9	—
1.14	20,000	9.6	—
1.28	285,500	9.6	—
1.31	160,000	9.5	160,000
1.35	378,550	2.0	378,550
1.52	975,250	2.6	975,250
1.42	1,000,000	9.5	—
1.71	5,862,400	5.0	5,628,000
2.25	4,000,000	9.7	—
2.29	18,644,800	6.3	15,687,500
2.60	74,200	9.1	—
2.68	466,000	9.1	—
2.87	86,440	8.8	21,610
2.90	427,225	8.7	106,806
3.17	60,000	8.9	15,000
3.18	50,000	8.9	12,500
3.51	13,824,723	7.4	7,012,487
3.79	744,367	8.4	186,092
4.14	33,750	8.4	8,438
6.00	2,972,356	7.9	1,486,178
7.96	7,500	8.1	—

	76,017,819	7.8	32,673,661

Weighted average exercise price (in euros)	2.17

On April 17, 2002, the Company’s Board of Directors voted to approve a plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of € 4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of € 1.13 corresponding to the market price of the Company’s shares on the date of the grant.

Warrants

In connection with the issuance of ordinary shares on February 18, 2000 (see Note 20), the Company issued 1,880,000 warrants. The warrants were granted at a value of € 3.51 on the date of issuance, resulting in an underlying per share value of € 3.20 using the Black & Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4.09% and an expected life of 10 months. Each warrant provides the holder the right to purchase 300 ordinary shares in exchange for 10 warrants. The warrants were exercised in full on September 28, 2000 resulting in the issue of 56,400,000 shares.

In July 2000, in connection with the hiring of its former CEO, Mr. Perez, the Company entered into a warrant agreement with an executive search firm. Under this agreement, the Company granted the right to purchase 2,561,973 ordinary shares at a purchase price of € 2,3375 per share, resulting in an underlying per share value of € 3.51 using the Black & Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate

FINANCIAL STATEMENTS

of 4% and an expected life of 12 months. The warrants are exercisable at any time for seven years after the grant date. As at December 31, 2002, no warrant had been exercised.

25. FINANCIAL INSTRUMENTS AND MARKET RELATED EXPOSURES

Adoption of IAS 39

As indicated in Note 2, the Company adopted on January 1, 2001 IAS 39 “Financial Instruments: Recognition and Measurement”.

The adoption of IAS 39 resulted in a cumulative after tax increase of shareholders’ equity as of January 1, 2001 of € 4,090 thousand. The impact on shareholders’ equity at January 1, 2001 of the adoption of IAS 39 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.

Summary of impact of adopting IAS 39 at January 1, 2001:

(in thousands of euros)

	Retained	Other	Total
	earnings	compre-
		hensive
		income

Hedges not qualifying as effective	(5,003)	—	(5,003)
Hedges qualifying as effective	—	8,807	8,807
Unrealized gains and losses on available-for-sale financial assets	—	286	286

Impact as at January 1, 2001 on shareholders’ equity, net of deferred income taxes	(5,003)	9,093	4,090

In accordance with the transitional requirements of IAS 39, the Company recorded in 2001 a net loss of € 5,003 thousand in retained earnings to recognize at fair value all derivatives not qualifying as effective hedging instruments. The Company also recorded a net gain of € 8,807 thousand in other comprehensive income to recognize at fair value all derivatives qualifying as effective hedging instruments. These amounts were net of deferred income taxes. The Company also recorded a net gain of € 286 thousand in other comprehensive income to recognize at fair value its available-for-sale financial assets. Consequently, comprehensive income was impacted by € 9,093 thousand as at January 1, 2001. This amount was recorded in foreign exchange result during 2001.

Foreign exchange exposure

As indicated in Note 2, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business.

The policy of the Company is to hedge its currency risk exposure arising from commercial transactions and financing. In order to achieve this objective, the Company uses foreign currency derivative instruments, entering into foreign exchange swaps and forward contracts and purchasing or selling foreign exchange option contracts. Written options are only used as part of combination strategies. The derivative instruments are traded “over the counter” with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging.

Most of the derivative instruments that the Company uses to manage its foreign exchange risk exposure qualify as cash flow hedges under IAS 39, including, since October 1, 2002, foreign exchange swaps rolling over prior currency risk hedging positions.

Some derivatives do not qualify as cash flow hedges under IAS 39.

These include:

(i) the foreign exchange swaps entered into by the Company to meet the group affiliates financing requirements because they are managed on an aggregate basis, and

(ii) the written options comprising the call component of strategies hedging our commercial exposure that are not recognized as Hedge Effective by definition under IAS 39.

GEMPLUS INTERNATIONAL SA

Outstanding forward contracts euro counter value is calculated as described below are at closing dates. As at December 31, 2002, such contracts are broken down into two categories:

(i)  those meeting hedging qualification criteria under IAS 39, and

(ii)  others that do not meet hedge accounting criteria:

(in thousands of euros)

December 31	2002		2001		2000

	Purchased	Sold	Purchased	Sold	Purchased	Sold
	items	items	items	items	items	items

Derivatives qualifying as Hedge Effective under IAS 39
GBP	5,633	6,149	—	8,017	36,774	35,418
SGD	15,097	2,236	2,450	—	123,121	122,414
USD	12,201	52,870	—	45,404	40,034	328,420
ZAR	—	4,990	—	6,364	—	4,713
Other	10,329	8,509	309	1,429	15,368	25,021

Derivatives not qualifying as Hedge Effective under IAS 39
GBP	5,432	6,902	2,787	11,309	—	—
SGD	—	—	73,952	61,241	—	—
USD	8,991	192,314	59,051	292,951	—	—
ZAR	—	—	588	1,838	—	—
Other	325	11,411	20,528	29,937	—	—

Total forwards	58,008	285,381	159,665	458,490	215,297	515,986

Forward contracts euro counter value is calculated using the contract forward rate.

Outstanding optional contracts at closing date are as follows.

As at December 31, 2002, such contracts are broken down into two categories: (i) those meeting hedging qualification criteria under IAS 39 and (ii) others that do not meet hedge accounting criteria:

(in thousands of euros)

December 31	2002		2001		2000

	Purchased	Sold	Purchased	Sold	Purchased	Sold
	items	items	items	items	items	items

Derivatives qualifying as Hedge Effective under IAS 39
GBP	—	12,598	—	3,205	37,076	8,330
USD	—	109,802	6,794	49,615	164,563	22,606
SGD	11,434	—	9,259	—	74,060	20,182
Other	—	—	1,371	—	8,185	2,817
Derivatives not qualifying as Hedge Effective under IAS 39
GBP	—	3,090	—	—	—	—
USD	—	26,918	—	—	—	—
SGD	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total options	11,434	152,408	17,424	52,820	283,884	53,935

FINANCIAL STATEMENTS

Option contracts euro counter value is calculated using the contract strike rate. Hedge effective option contracts hedge long exposure (currency put/call, euro call/put). In some cases, purchased and sold options are used as combinations (strategies).

On December 31, 2002 outstanding derivative financial instruments qualifying for hedge accounting have been entered into as a hedge of highly probable cash flows denominated in various currencies as described above, and according to the identified forecasted commercial transactions data collection. Derivatives allow the Company to sell or purchase at a predetermined rate with settlement date that range from one month up to one year, according to the hedging relationship allocation performed by year and by quarter. The euro counter value of derivatives are presented in the following table with a conversion at the contracts’ strike.

(in thousands of euros)

	GBP	SGD	USD	USD	Sales	Purchases
	sales	purchases	sales	purchases	of other	of other
					currencies	currencies

Derivatives qualifying as Hedge Effective under IAS 39
Classification by allocation
Three-month period ending March 31, 2003	7,860	12,165	84,815	12,201	13,998	14,525
Three-month period ending June 30, 2003	6,162	2,932	41,307	—	867	1,437
Three-month period ending September 30, 2003	4,725	5,778	36,550	—	870	—
Three-month period ending December 31, 2003	—	5,656	—	—	—	—

Derivatives not qualifying as Hedge Effective under IAS 39
Classification by allocation
Three-month period ending March 31, 2003	6,902	—	192,314	8,991	11,411	5,757
Three-month period ending June 30, 2003	3,090	—	10,870	—	—	—
Three-month period ending September 30, 2003	—	—	16,048	—	—	—
Three-month period ending December 31, 2003	—	—	—	—	—	—

Total	28,739	26,531	381,904	21,192	27,146	21,719

Net unrealized gain on hedging instruments qualifying as effective

As of December 31, 2002, unrealized gain of € 6,698 thousand net of taxes were recognized in equity, under comprehensive income, as being the effective portion of hedging instruments fair value changes associated with forecasted transactions (see Note 22).

Interest rate exposure

As the Company is not significantly exposed to risk associated with interest rates fluctuations, it has not entered into any derivative contracts to hedge interest rate risk.

Financial counterparty risk

Derivatives and all significant cash deposits are undertaken with major financial institutions having an investment grade rating. Regarding cash deposits, a few exceptions exist in certain countries for operational reasons when individual amounts are not significant.

Fair value of financial instruments

The following table provides information about the carrying amounts and estimated fair values of certain of the Company’s financial instruments, excluding cash and cash equivalents, cash deposits, accounts receivable, accounts payable and accrued expenses.

Following the adoption of IAS 39 in January 2001, the Company measures at fair value assets and liabilities qualified as trading or available-for-sale. Therefore, there is no difference between the carrying amounts and the estimated fair values of these assets and liabilities as at December 31, 2002.

The fair value of investments in equity securities is determined based on quoted market prices if companies are publicly listed. If the companies are not publicly listed, the fair value of investments in equity securities is determined by valuation techniques appropriate for the nature of the security. The fair market value of loans, deposits and other non-current assets is determined by discounting the nominal amount using appropriate interest rates.

The fair value of the Company’s fixed rate long-term debt, including capital leases, is determined by discounting estimated future cash flows using borrowing rates prevailing at year-end for similar maturities and contracts. The book values of the Company’s long-term floating-rate borrowings approximate fair value.

The fair value of forward exchange contracts and of currency options contracts is determined as described in Note 2 “Summary of significant accounting policies”.

GEMPLUS INTERNATIONAL SA

(in thousands of euros)

December 31	2002		2001		2000

	Net book	Fair	Net book	Fair	Net book	Fair
	value	value	value	value	value	value

BALANCE SHEET
Assets
Investments in equity securities	2,080	2,080	17,066	17,066	11,183	11,626
Loan, deposits and other non-current assets	32,132	32,132	99,701	99,701	187,405	186,898

Total assets	34,212	34,212	116,767	116,767	198,588	198,524

Liabilities
Long-term debt (including current portion and capital lease):
Fixed rates	—	—	—	—	18,100	18,000
Floating rates	48,638	48,638	36,329	36,329	24,931	24,900

Total liabilities	48,638	48,638	36,329	36,329	43,031	42,900

Hedging instruments on foreign currency contracts (in other current assets or other current liabilities)	10,371	10,371	(5,178)	(5,178)	23,284	25,340
Options contracts (in cash and cash equivalent)	3,266	3,266	2,187	2,187	8,909	10,943

Total (1) (off-balance sheet (2) in 2000)	13,637	13,637	(2,991)	(2,991)	32,193	36,283

(1)	In the amount reported above, assets are presented as positive amounts and liabilities as negative amounts.
(2)	The net book value and fair value of forward foreign exchange contracts and currency option contracts include unrealized gains and losses relating to hedges of firm and anticipated commitments, which have been deferred. Unrealized gains are recorded in the line item “Other current liabilities” and unrealized losses in the line item “Other current assets.”

26. COMMITMENTS AND CONTINGENCIES

Guarantees

As of December 31, 2002, the amount of guarantees delivered by the Company reached € 25,157 thousand and represents mainly performance bounds and bid bounds, as part of normal operations.

Purchase agreements

As of December 31, 2002, the Company had purchase commitments for microprocessor chips with various suppliers aggregating approximately €29.7 million.

Legal proceedings

In October 2001, the United States Court of Appeals for the Ninth Circuit affirmed a District Court judgment against the Company in favor of Humetrix Inc, based on the claimed breach of an agreement to jointly market products in the US health care sector. The judgment was in the amount of US$15 million plus interest. The Company’s petition seeking a rehearing was denied in November 2001, and the parties entered into a Mutual Release and Settlement Agreement on March 25, 2002. As a result of the above decision, the Company recorded a charge of € 18.1 million, adversely impacting 2001 operating results and resulting in a total current liability (including a previously existing provision) of € 19.4 million in the balance sheet as at December 31, 2001. The Company paid all amounts due under the Mutual Release and Settlement Agreement in 2002, and no further obligations remain.

In late November 2002, three French subsidiaries, including Gemplus SA, received a tax assessment primarily relating to the fiscal years 1998 through 2000. The total amount of tax assessed, including penalties and interests, approximates € 120 million. The Company believes that significant aspects of the claim are without justification and intends to vigorously contest the tax assessment (see Note 19). As at December 31, 2002, a provision for risk amounting to € 34,790 thousand is recorded under non-current liabilities.

In addition to the litigation and claims mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

FINANCIAL STATEMENTS

Lease commitments

The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options.

Future minimum annual lease payments under all non-cancelable operating leases as of December 31, 2002 are as follows:

(in thousands of euros)

December 31

2003	8,490
2004	7,395
2005	5,841
2006	4,593
2007	4,387
Thereafter	2,722

Total rental expenses for all operating leases except those with terms of one month that were not renewed were € 14,042 thousand, € 12,499 thousand and € 14,242 thousand for the years ended December 31, 2002, 2001 and 2000 respectively.

27. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Cash paid for interest and income taxes were as follows:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Cash paid for:
• Interest	1,175	2,928	3,061
• Income taxes	1,729	14,338	22,308

28. WAGES, BENEFITS AND NUMBER OF EMPLOYEES (UNAUDITED)

Wages and benefits including social security taxes amounted to approximately € 296 million, € 339 million, and € 291 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Headcount was 5,680, 6,721 and 7,870 as of December 31, 2002, 2001 and 2000 respectively.

29. RELATED PARTY TRANSACTIONS

During 2002, the Company paid amounts totaling € 10,629 thousand in connection with the resignation and cessation, respectively, of its former Chief Executive Officer, Mr. Perez, on December 19, 2001 and its former Chairman of the Board of Directors, Dr. Lassus, on January 10, 2002.

In 2000, one of the Company’s indirect subsidiaries granted to Dr. Lassus a loan to permit him to exercise stock options, pursuant to his then-current terms of employment. During 2002, upon the advice of its external auditors, the Company recorded a financial expense of € 67.6 million following the write-down of this loan. The write-down was recorded to cover the risk of possible non-reimbursement, as the Company had not yet received the guarantees of reimbursement (including a pledge of his option shares) that Dr. Lassus was required to provide, inter alia and as confirmed in the letter agreement signed with him on December 19, 2001. The Company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings. In 2002, the Company’s Board of Directors established a special committee that recommended that it was appropriate for the Company’s indirect subsidiary to take action to seek security for the loan and its repayment. The Company’s Board of Directors agreed on the special committee’s recommendations based on the opinion of special independent legal counsel. In January 2003, the Company and its indirect subsidiary initiated arbitration proceedings against Dr. Lassus intending to seek inter alia security for the loan and its repayment.

During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 31, 2002 and resigned as Chief Executive Officer of the service company effective on December 19, 2001. He remains a member of its Board of Directors and our Board of Directors. This service company was appointed to provide an independent review of the Company’s management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, the Company continued to use the services of this company and the total cost recorded in its consolidated statement of income in 2002 for this arrangement amounted to € 1,737 thousand.

During 2000, the Company entered into loan agreements with certain senior executives of the Company. These loans were partially reimbursed in 2001, as discussed further below in Note 31. In December 2001, the Company recorded severance expenses in the amount of € 25,691 thousand due to Mr. Perez and to Dr. Lassus in connection with their resignation as Chief Executive Officer of the Company and cessation as Chairman of the Board of Directors, respectively, as described further below in Note 31.

GEMPLUS INTERNATIONAL SA

Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, one of the Company’s indirect subsidiaries agreed in 2001 to arrange for the interest on these loans to be forgiven starting July 1, 2001, and to assume any income tax resulting from this forgiveness. As described in Note 13, the Company recorded in 2001 a compensation expense of € 3,585 thousand corresponding to the income tax resulting from the forgiveness of interest.

During the years 2001 and 2000, the Company had a financial consulting agreement with a firm that included an individual who served on the Company’s Board of Directors. The consulting services primarily related to investment and business opportunity advice for the Company. The Company recognized € 20,785 thousand in the year 2000 for such advice. Effective in September 2000, this consultant no longer serves on the Board. During 2001, the Company recognized € 319 thousand according to this consulting agreement, which was terminated December 31, 2001.

During 2001, the Company reimbursed Dr. Lassus, funds that he had advanced in a project involving a number of consultants who provided smart card and related business services, including services linked to card operating systems and card management systems. The funds, in the amount of € 160 thousand (GBP 100 thousand), were reimbursed to Dr. Lassus in November 2001.

30. SEGMENT INFORMATION

As of January 1, 2002, the Company elected to change the reporting of its business segments, and restated its prior periods’ presentation to conform to this revised segment reporting.

All the activities formerly reported as part of the Network Systems segment and the Other operating segment have been transferred to the Financial Services and Security segment, except the access control systems activities of the Company’s former subsidiary SkiData and the electronic smart labels solutions activities of the Company’s former Tag subsidiary, which have been reported separately under “Disposed Operations”, as they were sold during the third quarter of 2001.

Financial Services and Security segment

Consequently, the Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe plastic cards for banking applications. The Company’s activities in this segment also include the sales of smart card readers to customers as well as smart card interfacing technologies to device manufacturers.

Telecommunications segment

There is no change with respect to the Telecommunications segment, which includes the Company’s wireless solutions, as well as prepaid telephone cards and other products.

This change in business segment reporting is consistent with the changes in the Company’s financial reporting structure incorporated in its management reporting. The Company’s two operating segments, the Telecommunications segment and the Financial Services and Security segment, have a different customer base, and each of them has separate financial information available. These segments are evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments and the management does not evaluate the segments on this criterion on a regular basis.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.

The following tables present selected data for the years ended December 31, 2002, 2001 and 2000:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Net sales
Telecommunications	544,471	681,933	883,695
Financial Services and Security	242,963	296,775	233,217
Disposed operations	—	44,278	87,688

Net sales	787,434	1,022,986	1,204,600

Gross profit
Telecommunications	154,526	228,814	378,874
Financial Services and Security	45,186	62,594	43,636
Disposed operations	—	16,062	31,376

Gross profit	199,712	307,470	453,886

Research and development expenses	(92,240)	(112,885)	(90,778)
Reversal of research credit allowance	—	—	12,486
Selling and marketing expenses	(112,227)	(165,276)	(158,545)
General and administrative expenses	(89,896)	(110,657)	(89,666)
Litigation expenses	—	(18,120)	—
Management severance expenses	—	(25,691)	—
Restructuring expenses	(90,003)	(28,466)	—

Operating income (loss)	(184,654)	(153,625)	127,383

Note: Disposed operations include SkiData and Tag activities, which were sold during the third quarter of 2001.

FINANCIAL STATEMENTS

The following is a summary of sales to external customers by geographic area for the years ended 2002, 2001 and 2000:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Americas	171,717	231,606	185,400
Europe, Middle-East, Africa	416,220	473,996	613,612
Asia	199,497	273,106	317,900
Disposed operation	—	44,278	87,688

Net sales	787,434	1,022,986	1,204,600

Note: Disposed operations include SkiData and Tag activities, which were sold during the third quarter of 2001, and were reported primarily in the Europe, Middle-East and Africa region.

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company’s country of domicile is Luxembourg in which sales to customers are insignificant.

No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2002, 2001 and 2000.

31. MANAGEMENT SEVERANCE EXPENSES

In 2001, the Company recorded a total € 25,691 thousand charge in its Consolidated Statement of Income with respect to the changes in its management decided at its Board meeting of December 19, 2001.

There were no accruals in 2002 for management severance expenses relating to Messrs. Perrez and Lassus.

During 2000, the Company entered into an employment agreement with Mr. Perez, its former CEO, whereby he was granted 10,247,893 free shares, 10,247,893 service options and 10,247,893 performance options. The stock options had an exercise price of € 3.51 per share. In addition, one of the Company’s indirect finance subsidiaries made loans to Mr. Perez between September 2000 and March 2001 in an aggregate amount of € 88.9 million. Each loan bore interest at the rate provided in Section 1274 (b) (2) (b) of the US Internal Revenue Code of 1986, which is based on the US Federal short-term rate. Therefore interest rates ranged from 5.58% to 6.4% per annum. These loans were made to allow Mr. Perez to exercise the stock options and pay the exercise price (for an aggregate amount of € 71.9 million) and taxes related to the free shares (for an aggregate amount of € 17 million) and were secured by the shares purchased by Mr. Perez upon exercise of the options.

Concurrently with the issuance of free shares and options to Mr. Perez, the Company issued 10,247,893 free shares and 20,495,786 stock options to Dr. Lassus, the founder of the Company and former Chairman of the Board of Directors. The stock options had an exercise price of € 3.51 per share. In addition, one of the Company’s indirect finance subsidiaries has made loans to Dr. Lassus in an aggregate amount of € 71.9 million on the same interest and repayment terms as the loans to Mr. Perez. Dr. Lassus used the loan proceeds to exercise the stock options that were granted to him. On November 2, 2001, the Company announced that its Chief Executive Officer, Mr. Perez, had signed an agreement with one of its indirect subsidiaries pursuant to which he committed to return all of the Gemplus International SA shares that he received in August and September 2000 to such indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001.

Mr. Perez transferred these shares pursuant to two agreements. The first agreement was signed on October 20, 2001. Mr. Perez transferred 18,574,306 shares to the Company’s indirect subsidiary, at a price of € 2.79 per share, representing € 51,822 thousand that were recorded in reimbursement of a portion of the loans in the same amount. The difference between the value of the shares pursuant to the agreement (€ 2.79 per share) and the market closing price of the Company’s shares as at the time of the effective transfer of the shares (€ 3.12 per share) was reflected in shareholders’ equity, resulting in an increase of € 6,130 thousand of the caption “paid-in capital”.

The second agreement was signed on December 19, 2001, at the time Mr. Perez resigned his position as President and Chief Executive Officer of the Company. Mr. Perez transferred 12,169,373 shares to the Company’s indirect subsidiary, at a price of € 2.86 per share, representing the market closing price of the Company’s shares as at December 19, 2001, totaling € 34,804 thousand. The difference between the fair value of the shares and the remaining loan outstanding was recorded in the Company’s Consolidated Statement of Income, resulting in a charge of € 6,838 thousand.

Mr. Perez was also entitled to a tax reimbursement on the portion of the loan that was forgiven. Such reimbursement was accrued in 2001 in an amount of € 6,502 thousand. In addition, Mr. Perez is entitled, pursuant to his employment agreement, to receive a severance payment, that was accrued in 2001 in an amount of € 1,161 thousand. Consequently, the total charges associated with Mr. Perez resignation amounted to € 14,501 thousand. Such amounts were paid in 2002, with the exception of an amount of € 337 thousand included under the caption other current liabilities in the Company’s balance sheet as at December 31, 2002 as a reserve for the tax reimbursement.

On December 19, 2001, the Company’s Board of Directors accepted the cessation of Dr. Lassus as its Chairman. In accordance with an agreement signed with Dr. Lassus in 2000, the replacement of Dr. Lassus as Chairman of the Board required the Company to make a payment to Dr. Lassus in the amount of US$12 million (€ 13,450 thousand), such payment representing partly a severance payment (€ 11,190 thousand) and partly the cost of a pledge of Dr. Lassus’ 20,495,786 option shares as security for the loans (€ 2,260 thousand). The cost of the pledge was deferred in the balance

GEMPLUS INTERNATIONAL SA

sheet as at December 31, 2001. As discussed in Note 29 “Related party transactions”, the shares ultimately were not pledged, and therefore the cost of the pledge was charged to expenses in the Company’s 2002 Consolidated Statement of Income. The total charges for the fiscal year ended December 31, 2001 associated with Dr. Lassus’ cessation as Chairman amounted to € 11,190 thousand. As at December 31, 2002, an amount of € 9,638 thousand included under the caption other current liabilities, was payable upon fulfillment of certain specific conditions pursuant to the agreement with Dr. Lassus dated December 19, 2001, including the condition of pledging his option shares. Such conditions have not been fulfilled. The Company has not paid this sum, and claims it in offset against amounts payable pursuant to the loan granted to Dr. Lassus to permit him to exercise stock options in 2000.

32. DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IAS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

(Note 32 — continued)	(in thousands of euros, except shares and per share amounts)

Years ended December 31	2002	2001	2000

Net income (loss) in accordance with IAS	(320,891)	(100,220)	99,078

Capitalized development costs	(1,803)	(3,227)	(2,291)
Hedge accounting	—	—	8,030
Share options accounting	(2,887)	69,262	(229,724)
Purchase accounting	(2,351)	(8,104)	—
Goodwill amortization	49,177	—	—
Other differences	360	564	1,256
Deferred tax effect of US GAAP adjustments	(1,277)	1,057	408

Total differences between US GAAP and IAS	41,219	59,552	(222,321)

Net income (loss) per US GAAP before change in accounting principle	(279,672)	(40,668)	(123,243)

Changes in accounting principles:
Hedge accounting	—	(8,807)	—

Net income (loss) per US GAAP	(279,672)	(49,475)	(123,243)

Change in cumulative other comprehensive adjustment in accordance with IAS	12,538	(4,344)	(2,438)
Change in effect of IAS/US GAAP adjustments on other comprehensive income	(3,233)	(5,054)	(9,476)

Other comprehensive income (loss), net of tax	9,305	(9,398)	(11,914)

Comprehensive income (loss)	(270,367)	(58,873)	(135,157)

Net income (loss) per share before changes in accounting principles:
• Basic	(0.46)	(0.06)	(0.25)
• Diluted	(0.46)	(0.06)	(0.25)

Changes in accounting principles:
• Basic	—	(0.01)	—
• Diluted	—	(0.01)	—

Net income (loss) per share:
• Basic	(0.46)	(0.08)	(0.25)
• Diluted	(0.46)	(0.08)	(0.25)

Number of shares:
• Basic	606,222,660	636,992,392	497,523,946
• Diluted	606,222,660	636,992,392	497,523,946

FINANCIAL STATEMENTS

(in thousands of euros)

December 31	2002	2001	2000

Shareholders’ equity in accordance with IAS	860,451	1,167,762	1,384,995

Capitalized development costs	(7,321)	(5,518)	(2,291)
Hedge accounting	—	—	4,090
Non-recourse loans	(4,918)	(71,856)	(143,712)
Purchase consideration	(10,455)	(8,104)	—
Goodwill amortization	49,177	—	—
Effect of IAS/US GAAP adjustments on other comprehensive income	(8,144)	(4,911)	143
Other differences	50	(310)	(874)
Deferred tax effect of US GAAP adjustments	(30)	1,224	408

Total difference between US GAAP and IAS	18,359	(89,475)	(142,236)

Shareholders’ equity in accordance with US GAAP	878,810	1,078,287	1,242,759

Capitalized development costs

The Company capitalizes certain research and development costs other than for software development where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three years. Under US GAAP, research and development costs other than for software development are expensed as incurred.

Hedge accounting and financial instruments

Until the adoption of IAS 39, the Company allocated certain instruments designed as hedge to the underlying transactions and therefore the gains and losses arising from the performance of the instruments on forecasted transactions were deferred to future periods. Hedge accounting on forecasted transactions was not allowed by US accounting standards and contracts were marked to market under US GAAP with changes in fair value recorded in the Statement of Income in the current period.

Commencing January 1, 2001 new standards are effective for the Company under both IAS and US GAAP with respect to accounting policies of financial instruments, IAS 39 “Accounting for Financial Instruments and SFAS No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137 and SFAS No. 138.

After implementation of IAS 39, there are no reconciling items between IAS and US GAAP related to hedge accounting when reporting net income.

Share options accounting

Certain of the Company’s share option plans (Note 24) are treated as compensatory plans under US GAAP.

For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees’’ (APB 25) and related interpretations in accounting for its employees share options.

Under APB 25, unearned compensation is recognized as a reduction in shareholders’ equity when the exercise price of share options is below the fair value of the underlying shares on the grant date. Unearned compensation is amortized to compensation expense over the vesting period of the applicable options. From 1989 to December 31, 2002, the Company granted share options to employees, which generally vest over four years, with exercise prices at or below the fair value of the underlying shares.

For purposes of financial reporting under US GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), “Accounting for Stock-Based Compensation”, which requires that the Company disclose pro forma net income and earnings per share as if the Company’s compensation expense had been calculated using the minimum value method prescribed by FAS 123. Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by FAS 123, the Company’s net income and earnings per share for the years ended December 31, 2002, 2001 and 2000, would have been as follows:

(in thousands of euros, except for net income per share)

Years ended December 31	2002	2001	2000

Net income per US GAAP:
• As reported	(279,672)	(49,475)	(123,243)
• Pro forma	(254,754)	(139,700)	(134,770)

Net income per share per US GAAP — Proforma:
• Basic	(0.42)	(0.22)	(0.27)
• Diluted	(0.42)	(0.22)	(0.27)

GEMPLUS INTERNATIONAL SA

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option pricing model, with the following assumptions for grants made during 2002, 2001 and 2000: dividend yields of 0% for all periods; annual risk-free interest rate of 3.3%, 4.1% and 5% for 2002, 2001 and 2000 respectively; expected volatility of 83%, 79% and 30% for 2002, 2001 and 2000 respectively; and the expected option vesting period of four years for all periods.

In 2000, the Company entered into employment arrangements with Mr. Perez and Dr. Lassus, whereby each was granted a certain number of free shares and a certain number of service and performance options (see Note 31). Each of the option agreements included loan provisions whereby the two individuals could obtain loans representing 100% of the option exercise price. The loan agreements included certain prepayment features and, as a result, the related amount of interest to be paid on the loans was uncertain and, therefore, the ultimate option price was uncertain. Under US GAAP, when the number of shares and the option price are unknown, variable plan accounting must be followed. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the exercise price and the fair market value of the stock. This re-measurement occurs up until there is a measurement date (i.e. the date at which both the number of shares and the option or award prices are known). Both the service options and performance options granted to these individuals are accounted for under variable plan accounting when determining employee compensation expense under USGAAP. A compensation expense of € 94,080 thousand was recorded in 2000 with respect to the service options and performance options granted to these individuals, which was reversed in 2001 when the fair market value of the stock went below the exercise price of the options. No compensation expense or benefit was recorded in 2002 with respect to such issuances. US GAAP, pursuant to EITF 95-16 “Accounting for Stock Compensation Arrangements with Loan Features”, the loans are presented as a reduction to shareholders’ equity, and the interests on the loans are presented as a reduction of compensation expense. The Company recorded interest with respect to these loans in the amount of € 3,139 thousand in 2002, €4,877 thousand in 2001 and € 1,706 thousand in 2002 (net of provision). They were reflected in the Consolidated Statement of Income in interest income under IAS and in general and administrative expenses under US GAAP.

Purchase consideration

Under US GAAP, certain considerations exchanged in a business combination that requires continued employment of the selling shareholders are treated as compensation expenses. Under IAS, these considerations are treated as part of the purchase price allocation.

Goodwill amortization

On January 1, 2002 the Company adopted the provisions of the Statement of Financial Accounting Standard SFAS No 142, “Goodwill and other intangible assets”, issued by the Financial Accounting Standards Board (“FASB”) in July 2001. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested for impairment at least annually in accordance with the provisions of SFAS 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment in accordance with SFAS No 144, “Accounting for the impairment of long-lived assets to be disposed of”, which was also adopted on January 1, 2002.

During 2002, as a result of its adoption, the Company did not recognize amortization expense under US GAAP. The Company has reassessed the useful lives of its intangible assets and has not made any adjustment. The Company did not reclassify any indefinite-life intangible assets from goodwill, nor did the Company reclassify any intangible assets as goodwill. Based on impairment testing, the Company recorded in 2002 a goodwill write-down of € 22,124 thousand under IAS (see Note 8). This write-down was reversed under US GAAP pursuant to the provisions of SFAS 142.

For the years ended December 31, 2001 and 2000, the net income (loss) adjusted for effect of no amortization of goodwill is as follows:

(in thousands of euros)

Years ended December 31	2001	2000

Net loss in accordance with US GAAP	(49,475)	(123,243)
Goodwill amortization	27,162	11,204

Net loss adjusted for effect of no amortization of goodwill	(22,313)	(112,039)

Adjusted net income (loss) per share:
• Basic	(0.04)	(0.23)
• Diluted	(0.04)	(0.23)

The allocation of goodwill to the Company’s reportable segments is as follows:

(in thousands of euros)

	Telecommunications	Financial	Total
		Services
		and Security

December 31, 2001	32,906	83,674	116,580
Additions	—	1,093	1,093
Effect of change for acquisitions and disposals	5,511	—	5,511
Exchange rate differences	(384)	(1,340)	(1,724)

December 31, 2002	38,033	83,427	121,460

Other comprehensive income

For the purpose of this reconciliation, the Company has adopted the accounting treatment prescribed by SFAS No 130, “Reporting Comprehensive Income’’ (FAS 130). FAS 130 establishes standards

FINANCIAL STATEMENTS

for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), which includes all changes in equity during a period from non-owner sources, is composed primarily of the unrealized gains and losses on marketable equity investments, net of tax, and foreign currency translation adjustments, not recorded in the consolidated statements of income. After implementation of IAS 39, there are no reconciling items between IAS and US GAAP related to other comprehensive income, except for the accounting for pension (€ 4,712 thousand in 2001, € 8,008 thousand in 2002) and for the foreign currency translation adjustment effect of US GAAP adjustments (€ 199 thousand in 2001, € 136 thousand in 2002).

FASB Statement No 87, “Employers’ Accounting for Pension”, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan’s assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

33. OTHER REQUIRED US GAAP DISCLOSURES

Revenue Recognition

In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No 101, “Revenue Recognition in Financial Statements” (SAB 101) and has amended it in March 2000. The Company has assessed that its revenue recognition as described in Note 2 complies with the principles identified in SAB 101.

The Company has considered SOP 97-2, “Software Revenue Recognition”. As at December 31, 2002, the Company has assessed that its revenue recognition related to licensing, selling, leasing, or otherwise marketing computer software complies with the principles identified in SOP 97-2 and SOP 98-9, “Modification of SOP 97-2 Software Revenue Recognition with Respect to Certain Transactions”.

New accounting pronouncements under US GAAP

SFAS 141

In July 2001, the FASB issued Statement No 141, “Business Combinations”. The provisions of this Statement were required to be adopted immediately. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001.

Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. During 2002, the Company has not entered into any business combination transactions.

SFAS 143

In July 2001, the FASB issued FAS No 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The Company does not expect the adoption of FAS 143 have a material effect on the consolidated financial statements.

SFAS 144

As mentioned above, the Company adopted SFAS No 144, “Accounting for the impairment or disposal of long-lived assets”, which was issued by the FASB on October 3, 2001. SFAS 144 supersedes SFAS No 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”. However, it retains many of the fundamental provisions of that Statement. SFAS 144 also amends the accounting and reporting provisions of APB 30, “Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, to broaden the definition of what constitutes a discontinued operation, amends the accounting and presentation for discontinued operations, and amends ARB 51, “Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary”. SFAS 144 is effective for fiscal years beginning after December 31, 2001. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 145

In April 2002, the FASB issued FAS No 145, “Revision of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No 13, and Technical Connections” (“FAS 145”). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No 30, “Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of FAS 145 to have a material effect on its consolidated financial statements.

GEMPLUS INTERNATIONAL SA

SFAS 146

In June 2002, the FASB issued FAS No 146 “Accounting for Costs Associated with Exit or Disposal activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The applicability of FAS 146 to future exit activities will depend on the facts and circumstances surrounding such activities, and such applicability will be considered by management for any future exit or disposal activities.

FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions of FAS 148 in Note 32 of its consolidated financial statements.

FIN 45

In November 2002, the FASB issued FASB Interpretation No 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material effect on its Consolidated Financial Statements.

FIN 46

In January 2003, the FASB issued FASB Interpretation No 46 “Consolidation of Variable Interest Entities” (“FIN 46”). Under this FIN entities are separated into two populations: (1) these for which voting interests are used to determine consolidation (this is the most common situation) and (2) these for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply for public entities — as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company has performed initial review and has determined that it does not have any interests in VIEs as of the issuance of these financial statements. The Company does not expect the adoption of this FIN to have a material effect on its consolidated financial statements.

Income taxes

The components of income (loss) before income tax are as follows:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Domestic*	10,299	(1,436)	(51,630)
Foreign	(322,067)	(112,968)	180,339

Income (loss) before tax	(311,768)	(114,404)	128,709

*	Luxembourg.

Presentation of the Consolidated Statement of Income

Under US GAAP, the consolidated statements of income should be restated to present goodwill amortization above operating income (loss).

As a result of the adoption of SFAS 142 as of January 1, 2002, the Company no longer amortizes goodwill under US GAAP. Consequently, goodwill amortization no longer represents a presentation difference between operating income (loss) under IAS and operating income (loss) under US GAAP.

FINANCIAL STATEMENTS

The operating income would have been as follows under US GAAP:

(in thousands of euros)

Years ended December 31	2002	2001	2000

Operating income (loss) per IAS	(184,654)	(153,625)	127,383

Goodwill amortization on consolidated subsidiaries	(47,117)	(27,162)	(11,204)

Operating income (loss) - US presentation	(231,771)	(180,787)	116,179

Goodwill amortization on consolidated subsidiaries	47,117	—	—
Provision for a loan to the former Chairman of the Board	(67,582)	—	—
Purchase consideration	(2,351)	(8,104)	—
Capitalized development costs	(1,803)	(3,227)	(2,291)
Share options accounting	(2,887)	69,262	(229,724)
Interests accrued on loans related to share options	1,706	4,877	3,139
Other differences	360	564	1,256

Operating income per US GAAP	(257,211)	(117,415)	(111,441)

GEMPLUS INTERNATIONAL SA

Board of Directors and Management Team

Board of Directors of Gemplus International SA

Dominique Vignon Chairman of the Board of Directors of Gemplus International SA	Johannes Fritz Director of Gemplus International SA, Head of the Quandt Family Office	Daniel Le Gal Director of Gemplus International SA, Partner and Managing Director of Finadvance

David Bonderman Vice-Chairman of the Board of Directors of Gemplus International SA, Managing Director of Texas Pacific Group	Abel G. Halpern Director of Gemplus International SA, Partner of HMD Partners LP	Ronald W. Mackintosh Director of Gemplus International SA, Chairman of Differentis

Randy L. Christofferson Director of Gemplus International SA, Managing Director of MIOGA Ventures, LLC	Peter Kraljic Director of Gemplus International SA, Advisory Council Member of Mckinsey and Company Inc.	Alex J. Mandl Director and Chief Executive Officer of Gemplus International SA

Thierry Dassault Director of Gemplus International SA, Chairman and Chief Executive Officer of Dassault Multimédia	Kheng Nam Lee Director of Gemplus International SA, President of Vertex Group and Vickers Capital	William S. Price, III Director of Gemplus International SA, Managing Director of Texas Pacific Group

Executive Officers of Gemplus International SA

Alex J. Mandl Chief Executive Officer	Stephen Juge Executive Vice President, General Counsel	Jacques Sénéca Executive Vice President, Business Development Group

Philippe Combes Executive Vice President, Operations	Didier Lachaud Executive Vice President, Human Resources	Philippe Vallée Executive Vice President, Telecom Business Unit

Yves Guillaumot Executive Vice President, Chief Financial Officer	Gilles Michel Executive Vice President, Financial and Security Services Business Unit

Committees of Gemplus International SA

Audit Committee	Compensation Committee	Strategy Committee

William S. Price, III (Chairman) Randy L. Christofferson Johannes Fritz Kheng Nam Lee	Dominique Vignon (Chairman) David Bonderman Thierry Dassault Kheng Nam Lee	Dominique Vignon (Chairman) Peter Kraljic Daniel Le Gal Alex J. Mandl William S. Price, III

SHAREHOLDER INFORMATION

Shareholder Services:
Gemplus Shareholder Services Department
2-4, Place des Alpes
1201 Genève
Switzerland

CCF
Services aux Actionnaires
Avenue Robert-Schuman — BP 2704
51051 Reims Cedex
France
service_relations_actionnaires@ccf.fr

Annual General Meeting:
April 29, 2003 — 11:00 am
Hôtel Royal, 12 boulevard Royal, 2449 Luxembourg, Luxembourg

Stock Exchanges:
The shares of Gemplus International SA are quoted on the following exchanges:

Exchange Euronext Paris SA The Nasdaq Stock Market	Symbol GEM 5768 GEMP 36866Y102	Currency EUR USD

Depositary for American Depositary Shares:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
USA

Investor Relations Contacts:
Gemplus Investor Relations
Aerogolf Center
1 A, Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg

Gemplus Investor Relations
BP 100 — Parc d’Activités de Gémenos
13881 Gémenos Cedex
France

Information via the Internet:
Internet World Wide Web users can access Gemplus’ annual reports, financial information and press releases through
http://investor.gemplus.com

© 2002 Gemplus Annual Report — Z 401 41 51 — Cover design: Infostrates — Cover photo: Sylvie Letrividic, Saatchi & Saatchi et X — Production: Edictuel, Paris — Printed in France — March 2003.
© 2002 Gemplus SA. All rights reserved. Gemplus, the Gemplus logo are trademarks and service marks of Gemplus SA and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.